Exhibit 99.2

THE STATE CORPORATION COMMISSION

OF THE STATE OF KANSAS

Before Commissioners:	John Wine, Chair
Cynthia L. Claus
Brian J. Moline

In the Matter of the Investigation of Actions of Western Resources, Inc. to Separate its Jurisdictional Electric Utility Business from its Unregulated Businesses.	) ) ) )	Docket No. 01-WSRE-949-GIE

No. 51

ORDER REQUIRING FINANCIAL

AND CORPORATE RESTRUCTURING BY WESTERN RESOURCES, INC.

TABLE OF CONTENTS

I.	Introduction and Overview

II.	Procedural Summary

III.	The Commission Rejects WRI’s Financial Plan Because It Compounds, Rather Than Addresses, WRI’s Underlying Problems

	A.	WRI’s Plan

	B.	The Commission’s July 20, 2001 Order

	C.	Permanent Misallocation of Assets and Debt

	D.	Undue Ratepayer Risk and Substantial Uncertainty

	E.	Commission Inaction Not Supported by WRI’s Arguments

IV.	WRI Must Reallocate and Reapportion Debts and Assets Equitably Within the WRI Corporate Family and Separately Incorporate the Jurisdictional Electric Operations as a Subsidiary of WRI

	A.	The Commission’s Authority and Responsibility to Fashion a Remedy To Protect Utility Interests

1.	The Legal Context

2.	The Factual Context

B.	WRI Must Reverse Certain Intercompany Transactions

C.	WRI’s Regulated Electric Utility Operations Must Be Separately Incorporated as a Subsidiary of WRI

1.	Overview

2.	Cost Allocation Manual

3.	Reporting Requirements

4.	Reasons for the Requirement of Moving the KPL Utility Business to a Utility-Only Subsidiary

a.	The Requirement That WRI Electric Operations Be Placed in a Separate Subsidiary or Subsidiaries Will Permit and Provide for an Allocation of Debt That Reflects Appropriate Cash Flow Needs

b.	The Location of WRI’s Electric Operations in Separate Corporate Entities Enhances Monitoring and Accounting for Interaffiliate Transactions

	i.	WRI’s Current Accounting, Reporting, and Related Monitoring Are Inadequate to Protect the Interests of the Public Utility and its Customers in the Context of a Diversified Company

ii.

The Requirement that WRI Electric Operations be Placed in a Separate Subsidiary or Subsidiaries Will Improve the Ability to Detect the Use of Electric Utility Operations to Further Nonutility Activities

D.	Directive and Guidance on the Restructuring Plans

E.	WRI Shall Reduce Debt By Employing Measures Shown By the Record to be Appropriate

1.	WRI Must Undertake Requisite Debt Reduction Measures, the Mix of Which the Commission Will Leave to WRI Discretion, Initially

	2.	WRI’s Debt Reduction Measures Shall Consider and Implement Those Measures Shown By the Record to be Appropriate

V.	WRI Shall Refrain from Any Action that Results, Directly or Indirectly, in its Electric Utilities Subsidizing Nonutility Business Activities

	A.	Initiation of Additional Proceedings to Determine Standards and Guidelines for Affiliate Relations within the WRI Corporate Family

	B.	Interim Standstill Protections

VI.	Conclusion

The State Corporation Commission of the State of Kansas (Commission) finds that financial and corporate restructuring of Western Resources, Inc. (WRI)(1) is necessary to: (1) achieve a balanced capital structure within the public utility business controlled by or affiliated with WRI; (2) reduce the excessive debt accumulated due to investment in nonutility business ventures; (3) prevent interaffiliate accounting practices and relations that are harmful to WRI’s public utility business; and (4) protect ratepayers from the risks of WRI’s nonutility business ventures in the corporate family controlled by WRI.

(1)                                  All references to WRI refer to the entity now known as Westar Energy, Inc. All references to Westar Industries refer to Westar Industries, Inc. a wholly owned subsidiary of WRI.

By this Order, the Commission (1) rejects the plan proposed by WRI; (2) directs WRI to reverse certain accounting transactions; (3) directs WRI to transfer its KPL utility division to a utility-only subsidiary of WRI, after Commission review and approval of a plan to be submitted by WRI within 90 days of this Order; (4) institutes interim standstill protections to prevent harm to WRI’s utility businesses as a result of their affiliation with WRI’s nonutility businesses pending adoption of final requirements relating to such affiliation; and (5) institutes an investigation into the appropriate type, quantity, structure and regulation of the nonutility businesses with which WRI’s utility businesses may be affiliated.

I.                                         Introduction and Overview

1.                                       WRI is a holding company, providing electric service and owning stock in utility and nonutility businesses. At the holding company level, WRI provides retail electric service in parts of Kansas as KPL. WRI also provides retail electric service through its wholly owned subsidiary, Kansas Gas & Electric Company (KG&E). In total, WRI, including its subsidiary KG&E, provides retail electric service to approximately 636,000 customers in the state of Kansas. WRI and KG&E are both certificated electric public utilities subject to the jurisdiction of the Commission pursuant to K.S.A. 66-104 and 66-131. Collectively, WRI’s electric businesses have been referred to in this proceeding as Western Resources Electric Business or WREB. WRI also owns 100 percent of Westar Industries, Inc., a holding company which owns several nonutility businesses, most prominently ONEOK and Protection One.(2)

(2)                                  Additional information on WRI’s corporate structure is contained in this Commission’s Order of July 20, 2001.

2.                                       Prior to 1996, WRI was almost exclusively an electric and natural gas public utility. As of December 31, 1995, WRI employed approximately $3.4 billion in total capital. WRI’s capitalization at that time consisted of long-term debt in the amount of $1.4 billion, short-term debt in the amount of $0.2 billion and $0.1 billion in quarterly income preferred securities (QUIPs).(3) At that time, WRI had equity of $1.7 billion, which represented approximately 50 percent of its total capital structure. Proctor Direct at 7, 12-13, 20 and Staff Exhibit No. JMP-5.

(3)                                  QUIPs are obligations to securities holders which have both debt and preferred equity characteristics. For example, WRI may deduct for income tax purposes the dividends payable to the securities holder as interest expense.

3.                                       Since 1996, WRI has employed incremental capital to invest in nonutility businesses. As of December 31, 2001, after taking into consideration and adjusting for an impairment charge of $0.65 billion during the first quarter of 2002 for two of its nonutility subsidiaries, Protection One, Inc. (Protection One) and Protection One, Europe, WRI’s consolidated debt and equity were $3.6 billion and $1.2 billion, respectively, for a total of $4.8 billion in capital. Without the impairment charge, WRI’s total capital would have been $5.4 billion, including $1.8 billion of equity. Consequently, the equity component of WRI, on a consolidated basis, fell to approximately 25 percent of total capital. Proctor Direct at 7, 12-13, 20 and Staff Exhibit No. JMP-6.

4.                                       WRI currently files consolidated financial statements that include the results and standing of Westar Industries, one of WRI’s wholly-owned subsidiaries which currently holds WRI’s investments in most of its nonutility businesses. Both WRI’s regulated electric utility operations and its nonutility business ventures are represented in its consolidated financial statements. WRI also prepares consolidated financial statements for Westar Industries, consisting of the financial results and standing for its investment in ONEOK, Inc. (ONEOK), Protection One and other miscellaneous nonutility investments.

5.                                       In Westar Industries’ consolidated financial statements, as of December 31, 2001, WRI attributed only $0.5 billion of its $3.6 billion of consolidated debt to nonutility businesses. Proctor Direct at 9 and Staff Exhibit No. JMP-6. However, Commission Staff witness James Proctor found that only $1.5 billion of WRI’s $3.6 billion consolidated debt was necessary to finance WRI’s electric utility operations. He came to this conclusion by employing recognized financial techniques to estimate sources and uses of cash. The remaining $2.1 billion of consolidated debt, he found, was incurred and used to finance WRI’s nonutility investments.

Thus, a large amount of debt sits on the books of WRI (which is the corporation in which the KPL utility division is located) that is properly attributable to Westar Industries and its nonutility businesses.

6.                                       Under these circumstances, if there were a corporate reorganization in which Westar Industries was separated from WRI, the present allocation of debt and equity between the two entities would become permanent. The capital structure of WRI’s nonutility businesses would have received $1.6 billion of equity from WRI’s regulated electric utility operations. Conversely, WRI’s actions would have resulted in $1.6 billion of consolidated debt attributable to nonutility businesses being charged to the regulated utility operations. Proctor Direct at 6-7 and Staff Exhibit No. JMP-1.

7.                                       These were the circumstances, among others described in detail in the Commission’s Order of July 20, 2001, that led the Commission to expand the scope of its investigation and require WRI to file a new financial plan, aimed at reducing debt, correcting the misallocation of debt between the utility and nonutility businesses, and reforming the manner in which WRI’s affiliates interact.

II.                                     Procedural Summary

8.                                       On May 8, 2001, the Commission entered its Order Initiating Investigation. The investigation would address whether the participation by WRI and its affiliates in the transactions and relationships described herein, and any other transactions or relationships which may emerge from the investigation, is consistent with Kansas law, including WRI’s and KG&E’s statutory obligations to provide efficient and reliable service to Kansas customers at just and reasonable rates.

May 8, 2001 Order at 18.

9.                                       On July 20, 2001, the Commission entered its Order that determined that WRI’s participation in certain restructuring transactions described in that Order was not consistent with the public interest and contrary to Kansas law. The Commission made permanent the prohibition on consummating those transactions through a “Rights Offering” that would result in a permanent misallocation of the debt and assets within the WRI corporate family as set forth in the Commission’s July 20, 2001 Order at 13-20. The Commission specifically declared that the Asset Allocation and Separation Agreement (Asset Allocation Agreement) between WRI and its wholly-owned subsidiary, Westar Industries, through which the misallocation of assets and debt was established was null and void. July 20, 2001 Order at Ordering ¶¶ (B)-(F).

10.                                 The Commission’s July 20, 2001 Order further required WRI to submit a financial plan to restore WRI to financial health, to achieve a balanced capital structure and to protect ratepayers from the risks of nonutility investments. July 20, 2001 Order at Ordering ¶ G. In judging the reasonableness of a proposed financial plan, the Commission proposed to evaluate not only financial plans but also accounting practices under the following two important criteria. That is, WRI and any financial plan must:

i.                                          include an equitable allocation of assets and liabilities among WRI, WREB and WRI’s other unregulated businesses based on principles consistent with the manner in which electric and non-electric assets and operations were funded historically; and,

ii.                                       protect WREB’s utility customers from harm caused by WRI’s investment in unregulated businesses.

11.                                 On November 6, 2001, WRI filed a Financial Plan in response to the July 20, 2001 Order. WRI amended the Financial Plan on January 29, 2002. During the same time, WRI sought judicial review of the July 20, 2001 Order and the October 3, 2001 Order on

Reconsideration in the District Court of Shawnee County, Kansas. Case Nos. 01-C1190 and 01- C1387.

12.                                 On January 8, 2002, the Commission expressly expanded its inquiry to assess the impact of and risks associated with WRI’s interest in or affiliations with nonutility business activities on WRI’s jurisdictional electric utility business. The Commission invited comments on whether the Commission should adopt standards or guidelines for affiliate relationships to avoid subsidization of nonutility services or products by the regulated operations. The Commission also sought information on whether accounting guidelines or criteria can effectively evaluate, measure and monitor the impact of the financial condition of the holding company on the regulated electric operations (termed WREB); whether accounting procedures and practices are in place to correctly and equitably record and disclose affiliate transactions; whether accounting procedures and practices are in place to accurately report assets owned and liabilities attributable to the electric operations. The January 8, 2002 Order authorized discovery to facilitate the investigation and provide Commission staff (Staff) and other intervening parties a meaningful opportunity to participate.

13.                                 On February 12, 2002, the Commission, noting the Shawnee County District Court’s dismissal of WRI’s petitions for judicial review and remand, established a procedural schedule for the investigation. The Commission reiterated its two main concerns: First, WRI’s assignment to the electric business of debt used for financing of nonutility business investments and operations creates a misallocation of debt between WRI’s electric business and its nonutility businesses. Second, WRI’s diversification and affiliation with nonutility businesses having stranded investments and other operating difficulties can harm WRI’s ability to provide sufficient and efficient electric service at just and reasonable rates. The Commission also directed WRI to explain whether recent actions taken by WRI to pledge KG&E assets as security for WRI debt and to sell or transfer significant utility assets violate the restrictions of the July 20, 2001 Order that WRI refrain from taking any actions that increase the share of debt attributable to WRI’s electric businesses, including entering into any affiliate agreements which violate this principle.

14.                                 On March 26, 2002, the Commission issued an Order that WRI had violated the July 20, 2001 Order by selling the KG&E office building located in Wichita, Kansas, to an affiliate at below book value contrary to Ordering Clauses (B), (C) and (D), of the July 20, 2001 Order. The Commission required WRI to accrue estimated cost of service savings that WRI attributed to the sale of the building. The Commission reserved the appropriate rate treatment for final determination in a subsequent WRI rate proceeding.

15.                                 On April 19, 2002, WRI submitted prefiled written direct testimony for Messrs. David C. Wittig, Paul R. Geist and Arthur H. Tildesley addressing a proposed rights offering, as presented in its amended Financial Plan. On May 23, 2002, Staff submitted prefiled direct testimony for Messrs. James M. Proctor and Jeffrey D. McClanahan; the Citizens’ Utility

Ratepayer Board (CURB) submitted prefiled direct testimony for Messrs. Stephen G. Hill, J. Randall Woolridge and Ms. Andrea C. Crane; Kansas Industrial Consumers (KIC) submitted prefiled direct testimony for Messrs. John C. Dunn and James R. Dittmer; and MBIA Insurance Corporation (MBIA) submitted prefiled direct testimony for Ms. Kara Silva and Messrs. Frank D. Stern, Louis G. Dudney, Steven T. Almrud, and Thomas B. Hensley, Jr. On June 18, 2002, WRI submitted prefiled rebuttal testimony of Mssers. Wittig, Geist, Tildesley, Michael J. Stadler, Richard A. Dixon, Greg A. Greenwood and Ms. Peggy S. Loyd. On the same date, several witnesses on behalf of Staff, CURB, KIC and MBIA submitted prefiled cross answering and rebuttal testimony.

16.                                 On July 2, 3, 5, and 8-11, 2002, the Commission conducted hearings. The following appearances were entered: Ms. Susan B. Cunningham, General Counsel, and Ms. Anne Bos, Assistant General Counsel on behalf of Staff; Messrs. Martin J. Bregman, Executive Director, Law, Westar Energy, Inc., Larry M. Cowger, Director, Law, Westar Energy, Inc. and Michael C. Lennen on behalf of WRI; Mr. Walker Hendrix and Ms. Niki Christopher, Consumer Counsel, on behalf of CURB; Messrs. Joe Allen Lang, First Assistant City Attorney and Jay Hinkle on behalf of the City of Wichita, Kansas (Wichita); Ms. Sarah J. Loquist on behalf of Unified School District 259, Wichita, Kansas (U.S.D. 259); Mr. James P. Zakoura of behalf of KIC; Messrs. Karl Zobrist, J. Dale Young and Ms. Glenda Cafer on behalf of MBIA; Mr. James G. Flaherty on behalf of Aquila, Inc. and Messrs. James G. Flaherty, Eric Grimshaw, Vice President and Associate General Counsel, ONEOK, Inc. and John P. DeCoursey, Director of Law, Kansas Gas Service Company, a division of ONEOK, Inc. on behalf of ONEOK, Inc. (ONEOK).

17.                                 On July 2, 2002, ONEOK, WRI, Westar Industries, Staff, CURB and MBIA (collectively referred to as Movants) filed a Joint Motion Approving Partial Stipulation and Agreement. The Movants requested the Commission to issue an order authorizing WRI/Westar Industries to sell its ONEOK Stock in accordance with the terms of the Shareholder Agreement between ONEOK and WRI and authorizing ONEOK, should it elect to do so, to purchase the ONEOK stock from WRI/Westar Industries. On July 9, 2002, the Commission asserted jurisdiction over the subject matter of the Partial Stipulation and Agreement and conditionally approved the Partial Stipulation and Agreement. The Commission’s approval was conditioned on WRI’s commitment that the proceeds from any sale of the ONEOK stock held by Westar Industries to ONEOK or to any other third party, be in cash and that such cash proceeds be used to decrease WRI’s consolidated debt without WRI incurring any intercompany payable to Westar Industries.

III.                                 The Commission Rejects WRI’s Financial Plan Because it Compounds, Rather Than Addresses, WRI’s Underlying Problems.

18.                                 The July 20, 2001 Order rejected, as unlawful and contrary to the public interest, WRI’s proposed Asset Allocation Agreement, the rights offering for Westar Industries’ stock and the split-off of Westar Industries (which at the time held WRI’s interest in nonutility businesses) from WRI to WRI shareholders. The Commission found that the effects of these proposals would be to burden WRI (which after the split-off of Westar Industries to WRI shareholders would consist only of WRI’s electric business) with substantial debt related to nonutility, business activities for which debt WRI would be legally responsible. After the split-off of Westar Industries, WRI would then be burdened with the large debt related to its investments held in Westar Industries and be unable to avail itself of Westar Industries’ assets to retire the Westar Industries-related debt held by WRI. July 20, 2001 Order at ¶¶ 25-28.

19.                                 Distinct from the problems posed by the proposed split-off, the Commission found that WRI’s “junk bond” credit rating was inconsistent with its public service obligations and that the situation required more than mere improvement to “investment grade.” July 20, 2001 Order at ¶¶ 42, 58, 64, 85. The Commission stated “[f]ailure to achieve a bond rating similar to comparable utilities will mean higher interest rates.” Id. at ¶ 42.

20.                                 In rejecting WRI’s proposal due to the potential for harm to ratepayers and the public interest, the Commission explained that it was not obligated by statute to wait for ratepayer harm to occur before acting. July 20, 2001 Order at ¶ 26. The July 20, 2001 Order therefore directed WRI to present a plan, consistent with the prohibitions and parameters set forth in that Order, to restore WRI to financial health, to achieve a balanced capital structure and to protect ratepayers from the risks of the nonutility business. July 20, 2001 Order at 1.

21.                                 WRI did submit a proposal, which is the subject of the instant proceeding. The Commission finds that this new proposal reasserts WRI’s design and intent to separate Westar Industries and WRI in a manner harmful to the utility business and its ratepayers. This ill-designed separation would leave WRI with the electric utility business encumbered by $1.6 billion dollars in nonutility debt incurred for the benefit of the nonutility investments of Westar Industries. In its July 20, 2001 Order the Commission found, inter alia, that “[t]he resulting debt-equity imbalance in WRI harms WREB and its customers.” July 20, 2001 Order at ¶ 1. As explained further below, WRI’s present plan does not address the harm which the Commission ordered WRI to avoid, but confirms WRI’s intent to proceed in a manner that the Commission has already found to be harmful and contrary to the public interest.

A.                                    WRI’s Plan

22.                                 WRI’s Plan encompasses two stages. Wittig Direct at 3-4. In the first stage, WRI would offer each WRI shareholder the right to purchase one share of Westar Industries’ common stock for every three shares of WRI’s stock held on the date of the offering (the “rights offering”). The shares to be sold would range from a minimum of 4.14 million shares (approximately 5.1 percent of outstanding Westar Industries shares) to a maximum of 19.1 million shares (approximately 19.9 percent of outstanding Westar Industries shares). Wittig Direct at 3. The proceeds from the rights offering would be used by Westar Industries to purchase currently outstanding WRI or KG&E debt securities in the market. Wittig Direct at 6.

23.                                 In the second stage, WRI proposed to use its “best efforts” to sell the Westar Industries shares it owns, shares of WRI stock, or a combination of these types of shares, in order to reduce WRI’s short and long term debt to $1.8 billion. Wittig Direct at 4. The sale of equities would be triggered if Westar Industries’ shares close for 45 consecutive trading days at a price that is 15 percent above the price necessary to reduce the debt to an amount less than $1.8 billion based on the debt reported in the most recent SEC Form 10-K or 10-Q. This sale would not occur prior to February 2003. Id.

24.                                 WRI states that two features of the plan reduce the price for Westar Industries stock that would be necessary to trigger the sales obligation: (1) the level to which WRI’s consolidated debt would need to be reduced in order to trigger the second stage of the plan would be increased by $100 million on each anniversary of Westar Industries’ rights offering; and (2) WRI commits to reduce its debt by $100 million provided by cash flow each year following the completion of the rights offering until the separation of Westar Industries is consummated. Wittig Direct at Exhibit DCW-1; Exhibit A; Amended and Restated Financial Plan at 15. This latter debt reduction would be in addition to the debt reduction effected by Westar Industries’ rights offering and the second-stage equity sales. Id.

B.                                    The Commission’s July 20, 2001 Order

25.                                 In the July 20, 2001 Order, the precursor to the instant proceeding, the Commission considered WRI’s actions to separate the nonutility business activities of WRI through a rights offering for stock in Westar Industries and a subsequent distribution or “split-off” of Westar Industries through WRI’s distribution of its shares in Westar Industries to WRI’s shareholders. As part of that plan, WRI transferred assets to Westar Industries without allocation of all debt related to the funding of those assets. After completion of WRI’s planned rights offering and subsequent distribution of Westar Industries’ common stock to WRI shareholders, Westar Industries would have owned a substantial interest in WRI common stock. WRI would then have been left essentially with only an electric utility business and all of the consolidated debt issued by WRI for funding the utility and nonutility businesses.

26.                                 The July 20, 2001 Order found that a fundamental problem with WRI’s plan was that the rights offering for and subsequent split-off of Westar Industries from WRI was based upon a misallocation of assets and debt as required by the Asset Allocation Agreement between WRI/Westar Industries and the Public Service Company of New Mexico (PNM). However, as the Order explained, the assignment of assets and debt within WRI’s consolidated group might not have a deleterious effect on the regulated electric utility operations since, without a rights offering for and split-off of Westar Industries, WRI would continue to own 100 percent of Westar Industries’ common stock. However, WRI’s planned rights offering for and split-off of Westar Industries’ stock would have rendered the misallocation of assets and debt permanent. The July 20, 2001 Order summarized the inherent problem of the misallocation of assets and debt and the unjust enrichment of Westar Industries at ¶ 24:

In sum, all of the Transactions are designed to ensure that at the time of the split off, WRI’s electric business will hold significant debt but no Westar [Westar Industries] assets, while Westar will own all of WRI’s unregulated assets but will not be responsible for WRI’s long-term debt used to acquire them.

27.                                 The Order further explained why such a misallocation of debt would harm WRI’s ability to perform its public utility obligations under Kansas law. July 20, 2001 Order at ¶¶ 25-30. The Commission therefore ordered WRI to, inter alia, submit a financial plan to restore WRI’s financial ratings to the investment grade level of similarly situated electric public utilities. This restoration will require WRI to address the various causes of the problem, including the financial difficulties created by its unregulated businesses.

Id. at ¶ 85. The Commission further specified at ¶ 85 that the plan must be directed to restoring “WRI’s financial ratings to an investment grade level of similarly situated public utilities.”

C.                                    Permanent Misallocation of Assets and Debt

28.                                 WRI’s allocation of assets and debt to Westar Industries — which the July 20, 2001 Order found contrary to the public interest — would not be corrected by the new plan. To the contrary, WRI’s new plan, like the original plan, would make this misallocation permanent.

29.                                 Under the November 6, 2001 Financial Plan, as amended, WRI proposes that Westar Industries make a rights offering of its common stock to WRI’s shareholders. The rights offering would initiate events that would ultimately confirm, and make permanent, the misallocation of assets and debt to Westar Industries. The execution of WRI’s present proposal would result in a separation of Westar Industries from WRI, with a misallocation of debt and assets substantially identical to the misallocation of assets and debt provided in the Asset Allocation Agreement. Yet, the July 20, 2001 Order rejected the Asset Allocation Agreement and its misallocation of assets and debt as contrary to WRI’s public service obligations.

30.                                 As shown by the analysis of Staff witness Proctor, as of year end 2001, WRI attributed to Westar Industries approximately $0.48 billion (17 percent) debt and $2.30 billion (83 percent) equity. Proctor Direct at 9 and Staff Exhibit No. JMP-1. Based on data provided by WRI, Proctor found that this would leave WREB, as a stand alone company, with a capital structure containing $3.11 billion (117 percent) debt and negative $0.45 billion (negative 17 percent) equity as of December 31, 2001. Proctor Direct at 14.

31.                                 However, applying appropriate discounted cash flow analyses and equity funding analyses to the allocation of debt from WRI to Westar Industries demonstrates that WRI should attribute approximately $1.47 billion of debt to WREB. Proctor Direct at 14-15, Staff Exhibit No. JMP-2, Schedule No. 3. Based on this testimony, the Commission therefore finds that WRI failed to properly allocate the assets and debt within the WRI corporate family, and has attempted through its Financial Plan to assign approximately $1.63 billion of debt attributable to nonutility business activities to WRI’s regulated utility operations. Leaving this $1.63 billion of debt with WRI after the proposed rights offering for and subsequent sale of Westar Industries’ stock (the second stage of WRI’s Financial Plan) would mean that WRI’s electric business (the only WRI assets remaining) would become financially responsible for debt incurred to finance the nonutility business investments transferred to Westar Industries. To make WRI’s electric utility operations carry this $1.63 billion of debt burden, used to fund Westar Industries’ nonutility business activities, is not consistent with WRI’s public service obligations. Proctor Direct at 14.

32.                                 Put in terms of the capital structure, WRI’s misallocation of debt and assets would leave WRI’s electric utility business, if viewed as a stand-alone company, with a capital structure ratio of 117 percent debt and negative 17 percent equity. Conversely, WRI’s proposed capital structure for Westar Industries is unjustly enriched with 83 percent equity. Such a capital structure does not accurately represent the negative effects of deficient cash flow related to WRI’s unprofitable investment in Protection One. Proctor Direct at 11. For example, in the first quarter of 2002, WRI’s equity was decreased by approximately $0.65 billion because of an impairment charge (equity write-off) for Protection One and Protection One Europe. Proctor Direct at 22.

33.                                 Had the allocation within the WRI corporate family been made consistent with historic financial requirements of the business operations, WRI’s electric utility business would have a capital ratio of 55 percent debt ($1.47 billion) and 45 percent equity ($1.18 billion). WRI’s electric utility business, at the rates legally established by this Commission and by the Federal Energy Regulatory Commission, without any misallocation of assets and debt between the utility and nonutility affiliates, generated sufficient cash that the proper capital structure to attribute to WRI’s electric utility business is the one described by Proctor, not the one proposed by WRI in its Financial Plan. Proctor Direct at 11, 13-15. The Commission finds that the capital ratio presented by Staff witness Proctor is an accurate representation of WRI’s actual operational experience for its regulated electric businesses.

34.                                 WRI asserts that Proctor’s “allocation of debt will be arbitrary since the legal obligation to repay any particular loan instrument will not change.” WRI Initial Brief at 64. WRI misunderstands the point. The Commission does not view Proctor’s cash flow analyses as intended to suggest a change in the legal location of the indebtedness. Rather, Proctor’s analysis explains how this very legal location represents the misallocation of debt and assets within the WRI corporate family under WRI’s proposed plan.

35.                                 WRI, through the testimony of its witness Paul Geist, takes issue with Proctor’s cash flow analyses. Geist testified that one cannot “...trace the money...” or “...track the flow of funds.from source to use...” Geist Rebuttal at 5 and 7. However, Geist misstates or misunderstands Proctor’s analyses. Proctor agreed that analysts cannot track the specific source for one dollar to its specific use in a diversified corporation, and he did not purport to have done so. Proctor Direct at 14. Proctor explained, however, that it is not necessary to do so to estimate the sources and uses of cash funds within a diversified company in an aggregated and ultimately, disaggregated basis. Proctor Direct at 14.

36.                                 In support of this position, Proctor explained that diversified companies such as WRI receive funding from multiple sources (e.g., customer payments, stock offers, debt issuances) and use the funding for multiple purposes (e.g., purchasing supplies, investing in capital assets, providing customer service —and all for more than one business activity). It is difficult or impossible to know whether, for example, a particular dollar raised from a particular debt issuance or customer payment went, to the purchase of a particular supply item or the investment in a particular piece of equipment. However, companies can determine the total amounts of funding received from each source (e.g., customer payments, debt and stock issuances) and the total amount expended on objects of expenditure (e.g., supplies, customer service, investment, operating expenses). In fact, cash flow analyses are regularly and routinely employed by corporate finance experts to perform such tasks or analyses in evaluating businesses and business investments. Proctor Direct at 14-15.

37.                                 Proctor further explained that WRI itself performs cash flow analyses on a consolidated and deconsolidated basis. In order for WRI to prepare cash flow statements for Westar Industries, it needs to separate the sources and uses of WRI’s consolidated cash flow between WRI and Westar Industries. Proctor makes clear that the separation of the sources and uses of WRI’s consolidated cash flow between WRI and Westar Industries is the same task that he performed for this proceeding. Proctor Direct at 14-15. In addition, Proctor explained, as shown in Staff Exhibit No. JMP-2, that a cash flow analysis for WRI’s electric business is the difference between the cash flow analysis for WRI and the one for Westar Industries.

38.                                 The Commission concludes that Proctor’s approach is reasonable and appropriate for evaluating the capital structures proposed under WRI’s plan. In short, because WRI has, as discussed herein and in the July 20, 2001 Order, placed the nonutility activities in Westar Industries and left WRI with the electric operations, the construction of a cash flow analysis for WRI’s electric operations, can be derived from a comparison of the data available for WRI with that of Westar Industries.

39.                                 WRI further argues that it was arbitrary for Proctor to begin the cash flow analyses with the calendar year 1998. Geist Direct at 12. Proctor explained that he had reviewed the capital structure for WRI’s electric operations as of December 31, 1997, in a prior docket, and found the capital structure at that time to be representative for WRI’s electric utility business, as a stand-alone company. Proctor Direct at 12. Proctor checked his cash flow analysis with an alternative, an equity funding method that employed financial data back to 1995. Proctor Direct at 17-21. Proctor’s alternative analysis resulted in an estimated $1.56 billion for the amount of debt incurred by WRI for the benefit of Westar Industries, compared to the $1.63 billion estimate derived by his discounted cash flow analyses. Proctor Direct at 17. Proctor stated that the results are sufficiently close to lend support to the discounted cash flow analyses. The Commission agrees and concludes that Proctor’s cash flow analyses presented reasonable and accurate representations of what the capital structure would have been for WRI’s electric utility operations, as a stand alone company, absent the misallocation of assets and debt through interaffiliate transactions.

40.                                 In sum, the Commission must reject any proposal that is based and perpetuates the misallocation of debt and assets between utility and nonutility businesses.

41.                                 WRI seeks to justify its Financial Plan, as amended, in terms of the debt reduction potential. But the Plan would obtain that debt reduction using the very devices that make the misallocation permanent: Westar Industries’ rights offering and WRI’s subsequent sale of WRI’s investment in Westar Industries’ stock. There is substantial uncertainty as to whether the rights offering by Westar Industries and subsequent sale by WRI of its investment in Westar Industries’ stock will produce the cash envisioned by WRI. That is, WRI cannot guarantee that the market value for Westar Industries’ stock will generate sufficient proceeds to reduce WRI’s consolidated debt to an appropriate level.

42.                                 In contrast to the uncertainty over the amount of debt reduction, there is certainty that Westar Industries’ rights offering and WRI’s subsequent sale of WRI’s investment in Westar Industries’ stock will make permanent the present misallocation of assets and debt. Only if the cash proceeds envisioned by WRI are achieved will that misallocation be decreased. WRI’s Financial Plan, if successful, requires it to decrease debt to $1.8 billion. However, WRI’s Financial Plan would still leave WRI and its utility businesses with $0.3 billion greater debt than appropriate. The Commission may not adopt a plan that subjects WRI to definite adversity, in the hopes that this adversity will be overcome by uncertain cash flow from a rights offering and sale of Westar Industries’ stock. For this reason alone, the Commission must reject WRI’s debt reduction plan. The facts on which the Commission bases its findings of uncertainty as to the cash proceeds are discussed next.

D.                                    Undue Ratepayer Risk and Substantial Uncertainty

43.                                 As the Commission’s July 20, 2001 Order stated, restoration of WRI’s financial health means not merely a bond rating of investment grade, but a bond rating comparable to utilities facing similar utility-related risks. July 20, 2001 Order at ¶¶ 42 and 85. The record shows that WRI’s rights offering plan will, assuming it is successful as proposed, still leave WRI with too much debt.

44.                                 WRI’s Financial Plan, as amended, proposes a reduction of debt to $1.8 billion which, because it does not include all of WRI’s consolidated debt (the QUIPs obligation to securities holders of $0.2 billion was omitted), is properly seen as a reduction to $2 billion in consolidated debt. Proctor Direct at 48. Even if WRI’s plan, with its proposed reduction to $2 billion in debt, were achieved, WRI would have a capital structure of more than 68 percent debt, and less than 32 percent equity. Proctor Direct at 48 and Staff Exhibit No. JMP-10, Schedule No. 2. This ratio is well above the debt to equity ratio typical for an electric public utility. Dittmer Direct at 10. The average common equity ratio for electric public utilities located in the Midwest is approximately 44.5 percent. Dittmer Direct at 10, citing Value Line Investment Survey for 2002, Central Electric Utility Group, April 5, 2002, at 695. Moreover, successful implementation would, in fact, decrease WRI’s cash flow for the years 2003 and 2004 by $27.6 million and $66.5 million, respectively. Proctor Direct at fns. 56-57, Staff Exhibit No. JMP-10, Schedule No. 1.

45.                                 The record shows that WRI’s plan — even if it works as WRI states — would fall hundreds of millions of dollars short of the debt reduction embodied in alternative proposals presented to the Commission. Furthermore, WRI’s plan would likely result in a capital ratio still excessively weighted with debt, as compared to other proposals. Because there are other alternatives working in combination, as discussed below, that are substantially more likely to produce the required results, and substantially less likely to fall short and thereby perpetuate the ongoing damage to the public interest, the Commission must reject WRI’s Financial Plan, as amended.

46.                                 In summary: Adopting WRI’s Plan would subject ratepayers to substantial risk and uncertainty that WRI will ever resolve its financial problems, while impairing its ability to provide sufficient and efficient electric service at just and reasonable rates. Even if WRI’s Financial Plan, as amended, meets its stated goals, the Plan would neither achieve debt reduction sufficient to correct the misallocation of debt and assets, nor bring WRI’s debt-equity ratio in line with that of other public utilities. These deficiencies, as well as the permanent misallocation of assets and debt within the WRI corporate family described above, require the Commission to reject the proposed plan as inconsistent with WRI’s public service obligations.

E.                                      Commission Inaction Not Supported by WRI’s Arguments

47.                                 According to WRI, the record demonstrates that WRI has not been imprudent, that there are no parties asserting that WRI has engaged in fraud, that WRI has reduced rates in recent years, that WRI’s embedded cost of debt has not increased, that there is no credible evidence of cross-subsidization, that WRI’s stock has outperformed the Dow Jones Utilities average (and Empire District Electric Company, Great Plains Energy, and Aquila) in the last two years, and that electric service has been provided reliably and will be provided reliably in the foreseeable future. WRI Initial Brief at 1-3, 16-18, 33-47, and 64-68; WRI Reply Brief at 1-5, 21-25,28-29, and 36-46. WRI states that: “[t]here simply is no evidence in this record upon which the Commission can base a proper finding…that any customer or creditor of the Company has been harmed in any way.” WRI Reply Brief at 5.

48.                                 These arguments do not address the circumstances that require Commission action; nor do these arguments address the factual underpinnings of the July 20, 2001 Order. As stated above, it is undisputed that WRI’s debt is excessive and its credit deficient. The record demonstrates that the adverse financial condition in which the electric utility businesses find themselves was caused by WRI’s nonutility investments and use of the regulated utility to support nonutility activities. These realities, again, underlay the Commission’s July 20, 2001 Order, which directed WRI to present a plan, consistent with the foregoing prohibitions and parameters set forth in this Order, to restore WRI to financial health, to achieve a balanced capital structure, and to protect ratepayers from the risks of the nonutility business.

July 20, 2001 Order at ¶ 42.

49.                                 The Commission need not wait for harm to occur in the form of increases in rates or decreases in reliability. The Commission instead can draw reasonable inferences from the facts in the record. It can reasonably conclude, and does so here, that a capital structure with excess debt, in place for well over a year, in a context where the company not only has not corrected the situation but has proposed measures which are likely to leave the debt problems on the books of the utility, will cause harm to the electric utility business and its customers.

50.                                 WRI also argues that it recently refinanced some of its debt without increasing its embedded cost of debt. WRI Initial Brief at 35. But a refinancing that did not result in an increase in embedded debt cost is not surprising where interest rates have declined to the lowest levels in years. The embedded cost could have and should have been lower if WRI’s credit rating had been better. Dunn Direct at 11-12.

51.                                 Also, WRI states that its Protection One subsidiary has experienced positive cash flows in the past two years. WRI Initial Brief at 18. However, the Commission believes that merely examining Protection One’s cash flow for the past two years does not provide a complete understanding of the negative effect of Protection One’s historic, deficient cash flow and operating losses on WRI. According to KIC Exhibit No. 23 (Protection One SEC Form 10-K for

period ending December 31, 2001, at 16), Protection One had losses in 1997 of $42.3 million; in 1998 of $17.8 million; in 1999 of $80.7 million; in 2000 of $57.2 million; and in 2001 of $86.0 million. As evidenced by Protection One’s historic operating losses for 1997 through 2001 and by Protection One’s equity write-off in the first quarter of 2002, WRI’s investment in Protection One has had a substantial negative impact on WRI’s capital structure.

52.                                 In sum, the record compels rejection of WRI’s proposed plan, and the Commission hereby does so. The Commission is statutorily obligated to protect the public interest in reliable, safe, and efficient electric operations at just and reasonable rates. The continued existence of the conditions identified in the July 20, 2001 Order precludes any finding that WRI’s current conduct is consistent with its statutory obligations to serve the public. Further, the continued existence of the misallocation of debt and assets among the WRI corporate family would unjustly enrich the nonutility businesses of Westar Industries at the expense of WRI’s regulated electric operations and continues to provide WRI with incentive to propose financial plans inconsistent with the public interest and contrary to the directives of the July 20, 2001 Order.

IV.                                WRI Must Reallocate and Reapportion Debts and Assets Equitably Within the WRI Corporate Family and Separately Incorporate the Jurisdictional Electric Operations as a subsidiary of WRI.

A.                                    The Commission’s Authority and Responsibility to Fashion a Remedy To Protect Utility Interests

53.                                 An understanding of the Commission’s legal authority and responsibility to respond to the WRI problems presented by this record is best obtained by reviewing first the legal context, and then the factual context. Each is discussed next.

1.                                      The Legal Context

54.                                 Kansas law provides the Commission with broad authority and obligation to oversee and protect the integrity of utilities that serve Kansas ratepayers. Pursuant to K.S.A. 66-101, the Commission “is given full power, authority and jurisdiction to supervise and control the electric public utilities . . . doing business in Kansas and is empowered to do all things necessary and convenient for the exercise of such power, authority and jurisdiction.” K.S.A. 66-101(d) provides the Commission with investigatory powers: “If after investigation and hearing it is found that any regulation, measurement, practice, act or service complained of is unjust, unreasonable, unreasonably inefficient or insufficient, unduly preferential, unjustly discriminatory, or otherwise in violation of this act or of the orders of the commission ... the commission shall have the power to substitute therefore such other regulations, measurements, practices, services or acts, and to make such order respecting any such changes in such regulations, measurements, practices, services or acts as are just and reasonable.” K.S.A. 66-101(h) provides that the Commission “shall have general supervision of all electric public utilities doing business in this state and shall inquire into any neglect or violations of the laws of this state.” The section further provides that, “the commission shall carefully examine and inspect the condition of each electric public utility, its equipment, the manner of its conduct and its management with reference to the public safety and convenience.” K.S.A. Section 66-101(g) provides that “the provisions of this act and all grants of power, authority, and jurisdiction herein made to the commission, shall be liberally construed, and all incidental powers necessary to carry into effect the provisions of this act are expressly granted and conferred upon the commission.” This statutory authority supports the Commission’s actions taken in this order.

55.                                 WRI, in contrast, argues that: (1) the existence of statutory provisions addressing affiliated interests, as set forth in the Holding Company Act and K.S.A. 66-125, shows that Commission authority does not extend to securities issuances of nonutility subsidiaries of public utilities, Initial Brief at 20, 24; (2) Commission action to prohibit the rights offering is “an inappropriate invasion of management prerogative and authority,” Initial Brief at 26; (3) the Commission does not have broad jurisdiction over transactions that “may affect” jurisdictional utilities, Initial Brief at 29; and (4) the Commission has no authority to invite third party intervenors to propose business plans for WRI, Initial Brief at 32.

56.                                 WRI’s argument distills to the following principle: The Commission has no authority to protect a jurisdictional utility from harm where the source of that harm consists of activities of the utility’s affiliates or its holding company, even where utility and nonutility activities are under identical management and even where that management has a history of putting the utility’s financial condition at risk by proposing to shift utility equity to the nonutility businesses and leaving the utility with an equity-debt ratio which deviates severely from the utility’s historic capital structure and the capital structure of typical utilities. The Commission disagrees. The Commission’s statutory power and obligation to assure service is sufficient and efficient at just and reasonable rates does not allow the Commission to look away from this situation, out of respect for a “management prerogative” not specified in statute. Under WRI’s statutory reading, a utility could defeat the Commission’s comprehensive regulatory authority by arranging relations with a holding company and affiliates such that the harm which the Commission is required to prevent, pursuant to its statutory duty to assure just and reasonable, efficient and sufficient service, has as its source a nonutility entity.

57.                                 WRI argues, Initial Brief at 9-25, that the Commission’s authority under K.S.A

Section 66-101 is limited by further statutory provisions. WRI focuses on K.S.A. 66-125 (issuance of securities); K.S.A. 66-1401 (jurisdiction over holding companies; affiliated interests defined); K.S.A. 66-136 (franchise transfers); K.S.A. 66-1402 (submission of contracts with affiliated interests); and K.S.A. 66-1214 (dividend payments). See also WRI Reply Brief at 9-10. WRI does not show where and how the broad authority and statutory obligations stated in K.S.A. 66-101 are diminished by statutory language that clearly supplements, rather than supplants, Commission authority. Under WRI’s reading, the Commission must look the other way when the cause of harm to the utility is an activity or entity regulated by another provision, even when the activity or entity is controlled by the same management that controls the utility. The statutory language does not support this reading. K.S.A. 66-1401 and 66-1402 are reporting requirements intended to supplement the Commission’s authority and assist the Commission in stopping abusive inter-affiliate relations that are harmful to the public interest. Similarly, K.S.A. 66-1214 does not limit the Commission’s authority to prohibit dividends, but rather, states the procedures to be employed in doing so. Likewise, K.S.A. 66-125 is a reporting provision intended to accommodate the faster-paced financing transactions in today’s business world while providing the Commission financial information about the public utility.

58.                                 Finally, with regard to K.S.A. 66-136, a statute that provides the Commission broad authority over all matters affecting the provision of utility service, WRI argues that case law has limited the applicability of the statute. Citing Kansas Electric Utilities Company v. Kansas City, Kaw Valley & Western Railway Company 108 Kan. 285, 289 (1921)(Kaw Valley), WRI argues that the statute does not extend the Commission’s approval authority to contracts that “may affect” the public utility. However, in that case, the contract at issue involved an unaffiliated business, and not, as here, an affiliated company. Kaw Valley did not involve circumstances where, as here, all the relevant entities are affiliates; nor did it address entities and their managements that mixed utility and nonutility interests to the detriment of the public utility. Even so, the decision on rehearing in Kaw Valley shows that the outcome might have been different had further factual showing been made regarding the effect on the regulated entity. The majority court stated that the trial court’s factual determination on whether K.S.A. 66-1336 was triggered was correct. Id. at 292. On rehearing, the majority court summarized its understanding of the facts, finding that the “contract carries into effect the defendant’s franchise and does not assign, transfer, or lease it, nor any part of it, nor refer to or affect it, nor modify, restrict, or defeat its operation.” Id. at 299. The point is further illustrated from the dissenting opinion where the dissenting court argued that the majority court’s decision was based upon a misconception of the facts that would have required Commission approval under K.S.A. 66-136. Id. at 301. There was no disagreement between the majority and dissenting court on whether the public utility had the right to harm its ability to perform its public service obligations. No such right existed. Id. at 301.

59.                                 WRI further argues, Initial Brief at 26, that Commission action to remedy the financial difficulties of record here would “fundamentally constitute[s] an inappropriate invasion of management prerogative and responsibility.” Regulatory deference to a management decision might be appropriate where the management decision at issue is: (i) a reasonable response to the utility’s obligation to provide just and reasonable, efficient and sufficient service, and (ii) not subject to a conflict in goals between utility and nonutility activities. As the Commission explained above, these conditions do not exist here.

60.                                 In support of its “management prerogative” argument, WRI, Initial Brief at 26, relies on Wichita Gas Co. v. Public Service Commission, 126 Kan. 220, 268 P. 111 (1928) and

Sekan Electric Cooperative Association, Inc. v. State Corp. Commission, 4 Kan. App. 2d 477, 480, 609 P.2d 188 (1980). Neither of these cases, or any of the further cases cited by WRI, involved showings that utility operations were prejudiced or harmed by management’s operations from nonutility affiliates.

61.                                 Wichita was a rate dispute in which the Court rejected the views of the Commission’s expert as to the time period over which an item should be expensed. Wichita did not address circumstances where utility financing was distorted to benefit nonutility activities; nor did it address circumstances where management (of both utility and nonutility activities) persists in decisions that are shown to be contrary to the utility interest. In Wichita, in regard to Commission argument that the utility overpaid for gas from an affiliated entity, the Court noted that, “[i]t is impossible to declare, on the meager record in this case, either agency or abuse of corporate privilege, in the relation between the Kansas gas companies and the parent organization.” Wichita, 126 Kan. at 230.

62.                                 In Sekan Electric, another rate case, the court upheld the authority of the Commission to adopt a hypothetical equity ratio for purposes of establishing the utility’s rate of return. In doing so, as WRI notes, it cited a public utility treatise, which explained that it was management prerogative “to say how much debt should be incurred or common stock issued.” However, the language cited by WRI is dicta. Moreover, Sekan did not involve or address circumstances where: (i) a utility (such as WRI’s KPL division) does not have a separate capital structure from the parent holding company that is also used to fund nonutility businesses; (ii) the utility’s effective capital structure is established not by independent utility management whose sole allegiance is to the utility, but by management which also has responsibility for nonutility affiliates, thus creating an incentive and opportunity to misuse the utility’s financial strength to support the nonutility affiliates; and (iii) management has responded to this incentive and opportunity by taking actions which are detrimental to the utility’s financial strength. There is no prerogative to behave in this manner.

2.                                      The Factual Context

63.                                 The Commission’s obligation to protect the public utility from investment in nonutility businesses is triggered when there is a causal connection between the nonutility activities and a substantial likelihood of harm to the regulated public utility. Here, the record shows that: (i) WRI’s excess debt is detrimental to WRI’s utility activities, (ii) the excess debt was incurred by management’s use of the utility to benefit nonutility activities; and (iii) WRI management—which manages both the utility and nonutility activities—proposes to address the excess utility debt problems caused by its investment in nonutility activities with a plan that puts the utility at further risk of being left holding obligations to repay debt incurred to further nonutility activities.

64.                                 The following facts and patterns of fact provide material support for the Commission’s authority to act here to protect the interest of WRI’s utility operations:

(a)                                  WRI operates the KPL electric business as a division within a holding company structure. Within that holding company structure, human and capital resources are combined. This fact supports the Commission’s actions here because this corporate structure allows the holding company to draw on the utility’s human and capital resources for use in nonutility business ventures.

(b)                                 Westar Industries, which houses the nonutility ventures, is a holding company owned exclusively by WRI, with which Westar Industries shares top management. Westar Industries has no assets except those conveyed to it by WRI. This fact supports the Commission’s exercise of its authority because, in contrast to a context in which utility management is responsible solely for the interests of the regulated entity, utility management here is simultaneously responsible for an entity comprised of nonutility activities, whose interests may be, and have been, in conflict with those of the utility.

(c)                                  WRI has a level of debt well in excess of equity, and a credit rating below investment grade. WRI’s debt problem arises because of its financing of nonutility activities. As noted in the opening sections of this Order, in 1995, WRI, then almost exclusively a public utility company, had a total company debt of $1.7 billion. In 2002, after WRI invested in nonutility activities, WRI’s total debt climbed to $3.6 billion. In 2001, $2.1 billion of the debt was attributable to nonutility business activities, and only $1.47 billion could reasonably be said to be required for utility operations. Proctor Direct at 17-21; Staff Exhibit No. JMP-1. The excess debt supports the Commission’s exercise of its authority here because it increases the borrowing costs of WRI, who may need to seek recovery of those costs from its utility ratepayers, Dunn Direct at 11-12, and because WRI will likely continue to seek to use utility cash flow to make good on part or all of its obligation to repay the debt and interest expense on that debt. See Part III of this decision. WRI’s retained earnings subsidy for Westar Industries consists of subsidized interest expense payments of approximately $257.6 million for the years 2000 and 2001. Proctor Direct at 18.

(d)                                 WRI’s proposed remedy to WRI’s debt problem includes a “rights offering” of Westar Industries stock. In the July 20, 2001 Order, the Commission found that this rights offering, if effectuated, would have substantial detrimental effects on the electric operations. Notwithstanding the July 20, 2001 finding, WRI again proposed the use of a Westar Industries’ rights offering as the first stage of a plan to remedy financial problems affecting the public utility. The Commission finds here that this renewed proposal would also be detrimental to the interests of the regulated utility operations. See Part III of this decision. These facts support the Commission’s exercise of its authority to promulgate standards and guidelines to govern affiliate relations within the WRI corporate family because they strongly indicate that WRI management will seek to use utility operations and resources as a vehicle to resolve WRI’s financial problems caused by its nonutility businesses, along with its nonutility investment objectives, in a manner that will place the regulated utility at further risk..

65.                                 WRI identifies a series of facts which it states are material to the determination of the Commission’s authority here. WRI Initial Brief at 13-18; Reply Brief at 9-10. But as explained next, the facts on which WRI proposes to rely, like the legal precedent on which it relies, vary materially to the circumstances here. Thus:

(a)                                  First, WRI states that relevant actions of its nonutility activities do not affect or are isolated from regulated activities. The Commission concludes that the record shows otherwise. For example, WRI states that the rights offering that was previously rejected by the Commission in the July 20, 2001 Order was for the issuance of securities by a WRI nonutility subsidiary, and therefore fell outside of the Commission’s lawful concern. WRI Initial Brief at part IIB. This previously rejected proposal is not before us now; however, as the July 20, 2001 Order explained, the rights offering was part of an integrated plan to merge with the PNM. As explained in that order, the combination of transactions—rights offering, split-off, Asset Allocation Agreement, along with the excess debt and misallocation of debt and equity between WRI and Westar Industries—had direct consequences for the regulated utility operations.(4) Similarly, with regard to the Asset Allocation Agreement, WRI states (in boldface) that “nor has Westar Energy assumed debt of Westar Industries.” Id. This wordplay ignores the facts. WRI incurred debt on behalf of nonutility activities in the first instance. Similarly, WRI states that the “the asset allocation agreement did not in any way affect the public utility franchise of WE [WRI].” Id. at 16. However, the Commission found in the July 20, 2001 Order that the Asset Allocation Agreement would have locked in the

(4)                                  See July 20, 2001 Order, at Part I: “The Commission finds that the split-off, the asset allocation agreement, the rights offering, the intercompany receivables and the ownership of WRI common stock by Westar [Westar Industries], are interdependent and considered collectively, are contrary to the public interest and pose substantial risk of harm to Kansas electric customers.”

obligation of WRI (and its electric businesses), to repay the debt incurred to benefit nonutility businesses and investments.

(b)                                 Second, WRI directs the Commission to evidence presented by its witness Richard Dixon that its utility operations are functioning well and asserts therefore that the utility has not been adversely affected by nonutility business activities. See WRI Initial Brief at part III, as well as part IIB. However, WRI does not address the debt problem faced by WRI and, by consequence, its electric business. As stated above, the record shows that this debt problem was caused by WRI’s funding of unregulated business activities, including funding secured by WRI’s utility operations activities. The record further shows that the utility is burdened by the debt problem by increasing the utility’s cost to borrow money. Dunn Direct at 11-12. In addition, WRI’s regulated electric business has paid $257.6 million of interest expense for the years 2000 and 2001 on debt properly attributable to Westar Industries and the unregulated investments now housed within that WRI affiliate. Proctor Direct at 18.

(c)                                  Third, WRI urges that its nonutility activities are now doing better, so there can be no future deleterious effect on electric activities. Thus, WRI states that: “Westar Energy’s unregulated businesses, including Protection One, do not have a negative cash flow impact on Westar Industries or on Westar Energy.” WRI Initial Brief at part IIB. However, the record confirms that: (1) in the five year period of 1997 through 2001, WRI’s nonutility businesses had losses and diminution in value that exceeded

$1.7 billion and (2) Protection One continues to be unprofitable. CURB Exhibit No. 9 at 20, KIC Exhibit No. 1 at 4 and 7, KIC Exhibit Nos. 6-8 and KIC Exhibit No. 11. In addition, Westar Industries extends credit to Protection One through a senior credit facility at a subsidized rate of interest. KIC Exhibit No. 3 at 19, KIC Exhibit No. 5 at 3, KIC Exhibit Nos. 23 at 23 and 33, and MBIA Exhibit No. 7.

66.                                 In sum, the Commission finds that the authority and obligations conferred upon it by statute to oversee and protect the integrity of utility operations provide ample basis and obligation for it to act to assure that WRI’s ability and obligation to provide utility service on a basis that is just and reasonable, efficient and sufficient, is not compromised by management actions that place the utility at risk for the benefit of nonutility business ventures. The electric franchise received by WRI to provide electric utility service in its given certificated service territories within the state of Kansas as monopoly provider carries with it a public trust to operate in the best interests of its captive customers. The public utility possesses no unqualified right to engage in other nonutility businesses to the extent harm to the public utility results or is likely to result. Under the facts and circumstances of this case, the Commission’s statutory authority and duty obligates the Commission to continue its work towards improving the financial and corporate restructuring of WRI. This work will require reversal of certain intercompany transactions that contributed to the present misallocation of debt and assets, movement of WRI’s utility operations to a new utility-only subsidiary, and promulgation of standards or guidelines on interaffiliate relations to protect the public utility from harm in the context of WRI’s current mix of utility and nonutility business activities. Each of these items is discussed next.

B.                                    WRI Must Reverse Certain Intercompany Transactions

67.                                 Prior to WRI’s creation of Westar Industries in February 2000, WRI funded nonutility investments and operations largely by making loans to Westar Industries which were recorded by WRI as intercompany receivables due WRI from Westar Industries. Proctor Direct at 36. During calendar year 2000, WRI converted notes receivable of $1.06 billion owed by Westar Industries to WRI, into an equity investment by WRI in Westar Industries. Id. at 36 Westar Industries, in turn, eliminated its notes payable to WRI by $1.06 billion and credited its paid in equity account for the same amount. Proctor Direct at f.n. 29.

68.                                 Proctor explained that, as of December 31, 2001, WRI had contributed approximately $1.95 billion in capital to Westar Industries, including $1.8 billion to its paid—in equity account and $0.15 billion to its retained earnings account. In addition to the series of accounting entries comprising the $1.06 billion intercompany receivable, three further components of the accounting transactions comprising the $1.8 billion at issue are capital contributions provided to Westar Industries related to: (i) the transfer of WRI’s investment in ONEOK to Westar Industries; (ii) the transferring of miscellaneous other WRI investments to Westar Industries; and (iii) additional cash investments from WRI to Westar Industries. Proctor Direct at 19; Staff Exhibit No. JMP-4. Finally, WRI’s capital contribution of $0.15 billion to Westar Industries retained earnings account relates to the after-tax impact from WRI paying $0.26 billion of interest expense in years 2000 and 2001 on debt used to finance the nonutility investments held by Westar Industries. Proctor Direct at 18.

69.                                 These accounting entries as now recorded by WRI do not fairly represent the economic substance of transactions initially recorded as loans from WRI to Westar Industries. In its July 20, 2001 Order the Commission found that these transactions “taken as a whole, had an asymmetrical result, benefiting Westar Industries at the expense of WRI.” July 20, 2001 Order at ¶ 88. The Commission found that they:

have no purpose related to WRI’s obligation to provide utility service. Whatever corporate goal WRI was seeking to attain, it could have done so in a symmetrical manner that did not disfavor the utility.

Id. at ¶ 89. The July 20, 2001 Order then concluded:

At this time, the Commission will not require the dividending by Westar [Westar Industries] to WRI of the intercompany receivable or of Westar’s ownership of WRI stock. The harm from these two features of the present WRI-Westar Industries relationship stems from their relationship to the rights offering, the Asset Allocation Agreement and the split-off. Because the Order prohibits the rights offering, the Asset Allocation Agreement and the split-off, the Commission does not need to require the dividending of the intercompany receivable and the WRI stock at this time. Should the Commission observe, however, activities relating to these two elements that would cause harm, the Commission will revisit this judgment.

Id. at ¶ 90.

70.                                 The accounting entries, considered alone, do not appear to violate financial accounting standards. Proctor Direct at 36. In the case of a company unaffiliated with a regulated utility, they might be innocent. But the context here is different. Westar Industries is a wholly owned affiliate of WRI. The July 20, 2001 Order found that WRI’s regulated utility has been adversely affected by the drain on utility resources by the nonutility business activities conducted within Westar Industries.

71.                                 In the interim since the July 20, 2001 Order WRI has not, as discussed herein, taken action, including action directed by the Commission in the July 20, 2001 Order, to undo the actual and prevent the potential damage to the utility caused by WRI’s investment in nonutility activities.

72.                                 In sum, WRI’s conduct in the interim since the July 20, 2001 Order compels the Commission to conclude that, as long as the means and incentive remain available, WRI will continue to pursue the very type of separation between utility and nonutilty businesses that the Commission has found to be contrary to the public interest. WRI must cease the use of interaffiliate financing transactions that produce a financial picture which departs from the historic funding of the regulated and unregulated activities, but has been used by WRI as an accounting convention to facilitate and continue its effort to expand nonutility activities. The Commission therefore directs WRI to reverse the interaffiliate transactions described more fully above and in Staff Exhibit No. JMP-4. That is, WRI is ordered to:

(a)                                  reverse the transactions funding Westar Industries’ equity with $1.95 billion by debiting Westar Industries’ equity and crediting Westar Industries’ intercompany payable to WRI by the same amount;

(b)                                 reverse all transactions recorded during 2002 comprising the equity investments from WRI to Westar Industries to reflect such transactions as intercompany payables to WRI from Westar Industries;(5)

(5)                                  The reversal of the accounting entries for the transactions funding Westar Industries’ equity account will require WRI to debit its intercompany receivable from Westar Industries by the aggregate amount of all entries recorded to Westar Industries intercompany payable account.

(c)                                  provide the Commission with copies of journal entries recorded subsequent to year 2001 comprising all equity contributions from WRI to Westar Industries; and

(d)                                 make a report, within 30 days of this Order, submitted under oath by its Chief Financial Officer, describing WRI’s compliance with these requirements.

C.                                    WRI’s regulated electric utility operations must be separately incorporated as a subsidiary of WRI.

1.                                      Overview

73.                                 The record in this proceeding, as discussed above, shows that WRI has burdened utility assets with debt commitments devoted to unsuccessful nonutility ventures, and that its present plan, like the plan discussed in the July 20, 2001 Order, again favors the interests of Westar Industries over the utility businesses of WRI. The record also shows that WRI’s corporate structure makes it difficult, time consuming and costly to monitor, prevent, and correct intercompany transactions that are detrimental to utility activities.

74.                                 Also, while the Commission’s requirement that WRI reverse accounting entries that operate to the detriment of the utility operations addresses the past abuses, they do not prevent or protect against future ones. The reversals, by themselves, do not prevent WRI from continuing its efforts to further nonutility business ventures to the continued detriment of the regulated utility operations. Nor do the reversals provide incremental protection to the utility operations from the $1.6 billion of debt issuances whose proceeds were used to serve the unregulated business ventures because WRI, an electric public utility, is still the obligor on that debt not Westar Industries.

75.                                 To prevent WRI’s continued misuse of the regulated utility operations to benefit nonutility business ventures, CURB has recommended the complete split-off of management control over electric operations from control over nonutility activities. See, e.g., Crane Direct at 7. However, as CURB itself acknowledges, to require a total split-off at this point would leave the electric utility operations burdened with nonutility debt. The Commission, therefore, cannot find that the type of separation called for by CURB is presently in the public interest.

76.                                 Nonetheless, the Commission does agree with CURB that further insulation of the electric utility operations from other WRI operations are needed to: (i) minimize the burden that WRI’s nonutility debt places on the electric operations, and (ii) maximize the likelihood that efforts to exploit utility operations on behalf of unregulated activities are prevented, or, if not prevented, detected and corrected. It is essential that WRI’s corporate structure be such that the utility subsidiaries be aligned with the debt issued to fund such utility activities. In the absence of a proper alignment, management has incentive to favor and enrich Westar Industries at the expense of the regulated utility operations.

77.                                 Toward these ends, the Commission concludes that it is necessary to direct WRI to provide, within 90 days of this Order, a proposal, which will be subject to hearing and approval by the Commission, to restructure its corporation so that the KPL electric division is placed in a separate subsidiary of WRI. (KG&E is already located in a separate subsidiary.) That new electric utility subsidiary of WRI could be a subsidiary separate from KG&E, or it could be a subsidiary which holds both KG&E and the KPL electric operations. There is no suggestion that this separation will have any adverse effect on WRI since WRI and its regulated electric businesses are and will remain part of a consolidated group immediately after separate electric utility subsidiary or subsidiaries are formed.

78.                                 This corporate restructuring is necessary to protect the public interest. Accompanying the movement of the KPL utility business to a new subsidiary must be a new cost allocation manual, and specific reporting requirements. These two requirements are discussed next, followed by an explanation of the reasons for the necessity of moving the KPL utility business to a new subsidiary.

2.                                      Cost Allocation Manual

79.                                 As explained throughout this Order, the Commission has concerns about the steps WRI has taken to subsidize and enrich its nonutility business and investments to the detriment of the electric utility and its ratepayers. To resolve these concerns, there must be proper identification of costs and investments attributable to regulated utility and nonutility activities and allocation of common costs and investments between them.

80.                                 Therefore, the Commission directs WRI to review and improve its methodology for documenting and reporting of costs attributable to regulated utility operations and nonutilty business activities and for allocating joint and common costs and investments among the WRI businesses. As recommended by Staff witness McClanahan (McClanahan Direct at 20) and KIC witness Dittmer (Dittmer Direct at 24), WRI shall develop proposed CAM procedures to reflect its proposed corporate structure that follows from this Order. The CAM shall provide the allocation procedures proposed by WRI to allocate joint and common overhead costs and investments to the regulated electric utility subsidiary or subsidiaries and WRI’s other affiliates. The proposed CAM shall also fully explain the reasoning for and determination of allocation methods and ratios employed and why they are appropriate. WRI shall provide the proposed CAM to the Commission for review and approval along with the corporate restructuring plan that assigns WRI’s electric utility assets and related liabilities to the newly created electric subsidiary or subsidiaries, as required below.

81.                                 Further, subsequent to the Commission’s approval of WRI’s new CAM, WRI must update and revise the CAM annually. The CAM revisions and updates should reflect changes in the relationship between causation and benefits attributed to WRI’s costs and investments. Annual maintenance of a CAM would require WRI’s management and the

Commission to review the reasonableness of various cost assignment and allocation schemes in place. As KIC witness Dittmer explains: “In other words, by consciously reviewing existing policies and considering changed circumstances before committing procedures ‘to writing’ within the CAM, management would be indirectly encouraged to review the adequacy, equity and reasonableness of cost assignment/distribution policies in place...” Dittmer Direct at 30.

3.                                      Reporting Requirements

82.                                 Once a Commission order is issued approving a new CAM and the assignment of assets and liabilities from WRI to the newly created electric subsidiary or subsidiaries, the jurisdictional electric utility operations shall fully disclose its affiliate relations with the parent company and other nonutility affiliates and comply with certain financial reporting requirements. Those financial reporting requirements shall include the quarterly filing of income statements, statements of financial position (balance sheets) and statements of cash flow for the electric utility subsidiary or subsidiaries and its holding company parent, WRI. The affiliate reporting requirement proposed in the January 8, 2002 Order should be adopted and implemented for the electric utility subsidiary or subsidiaries required by this Order.

83.                                 The provision of separate financial statements substantially enhances the Commission’s ability to properly monitor and control the effects on ratepayers’ rates and on the regulated electric subsidiary or subsidiaries’ capital structure of WRI’s affiliate transactions and WRI’s corporate funding for utility and nonutilty investments. See Proctor Direct at 34. Under cross-examination, WRI witness Geist conceded that the Commission might benefit from a review of periodically filed income statements, balance sheets and cash-flow statements. Geist, Tr. at 435-36.

4.                                      Reasons for the Requirement of Moving the KPL Utility Business to a Utility-Only Subsidiary

a.                                       The Requirement That WRI Electric Operations Be Placed in a Separate Subsidiary or Subsidiaries Will Permit and Provide for an Allocation of Debt That Reflects Appropriate Cash Flow Needs

84.                                 The creation of a separate subsidiary will significantly, though not completely, reduce the misallocation of debt to the electric utility activities. As already discussed, WRI is presently obligated to repay approximately $1.6 billion in debt that is related to nonutility businesses, and not utility operations. At present KG&E is a subsidiary within WRI; however, the KPL electric operations are an unincorporated component of WRI. As such, KPL operations will continue to be directly and primarily exposed to the repayment of debt and of interest expense on debt incurred for the unregulated enterprises. The relocation of the KPL operations into a separate subsidiary will permit the allocation to the new subsidiary of debt that is solely attributable to the utility’s operations.

85.                                 The Commission recognizes that utility assets may have been used to secure debt in excess of that debt attributable to utility operations —  i.e., that utility assets secure debt incurred to finance nonutility activities. It is not the Commission's intent that its directive to move the KPL utility operations into a subsidiary of WRI be in conflict with such security commitments. The Commission therefore will require WRI to provide direct evidence of any such commitments, along with a narrative explanation. If the amount of WRI’s consolidated debt currently secured with either WRI’s or KG&E’s electric utility assets exceeds the $1.5billion of debt correctly attributable to the electric businesses, and if that excess debt must remain in the same corporation as the utility assets, then it may be necessary for the electric subsidiary or subsidiaries to hold debt in excess of the amount properly attributable to the utility business, based on Mr. Proctor's cash flow analyses. Again, if WRI proposes such a result it must provide clear evidence of its necessity. If the necessity does not exist, then the amount of debt for which the utility subsidiary or subsidiaries is responsible should not exceed $1.47 billion attributed to it by Proctor. Proctor Direct at 14.

86.                                 Should it be necessary for the electric utility subsidiary or subsidiaries to hold more debt than is properly attributable to it, due to a contractual requirement that debt follow assets, the Commission requires WRI to take action to assure that debt initially assigned to the electric subsidiary or subsidiaries is reduced expeditiously by that amount of debt secured by utility assets but used to fund nonutility business ventures. The record shows that such expeditious reduction in debt is possible. Specifically, the testimony of Staff witness Proctor shows that the cash flow from the electric operations is sufficient to permit at least $100 million per year to be set aside for the reduction of debt. Staff Exhibit No. JMP-17. According to the forecasted cash flow estimates presented in Staff Exhibit No. JMP-17, Schedule Nos. 2 and 3 for the years 2003 and 2004, WRI’s electric utility operations will provide $344.0 million and $306.4 million cash flow from operating activities, respectively. The Commission, therefore, directs that, for the two years beginning on the date WRI submits the plans required by this Order, WRI shall reduce secured utility debt by at least $100 million per year from cash flow. At or prior to the expiration of this two-year period, the Commission will review the need for, and the measure of, continuing cash flow commitments in light of the evidence of WRI’s financial condition available at that time. WRI or the electric utilities shall file quarterly reports on its progress on retiring debt secured with utility assets, beginning with the quarter ending December 31, 2002.

b.                                       The Location of WRI’s Electric Operations in Separate Corporate Entities Enhances Monitoring and Accounting for Interaffiliate Transactions

i.                                         WRI’s Current Accounting, Reporting, and Related Monitoring Are Inadequate to Protect the Interests of the Public Utility and its Customers in the Context of a Diversified Company.

87.                                 The record in this, and related, Commission proceedings, confirms the inadequacy of WRI’s accounting and recordkeeping in regard to the interaffiliate relations between electric utility and nonutility businesses.

88.                                 Staff witness McClanahan noted that in Docket No. 01-WSRE-436-RTS, the Commission found that WRI’s cost allocation manual (CAM) was inadequate for allocating costs for a company diversified in utility and nonutility business activities. That is, WRI’s CAM was last revised in 1992, well prior to WRI’s foray into nonutility business ventures. McClanahan Direct at 13, 15-16 and 20. Staff witness McClanahan summarized:

Through the discovery process, parties requested WRI to provide descriptions and documentation of policies, procedures, and practices that govern the company’s accounting for affiliate transactions [as contained in Attachment No. 1 to the McClanahan Direct Testimony]. The majority of these responses include only a very brief description of accounting practices and in most cases includes no documentation and supporting policies and procedures.

McClanahan Direct at 9.

89.                                 WRI argues that recordkeeping procedures are adequate because they are kept in compliance with Generally Acceptable Accounting Principles (GAAP). However, the testimony of WRI’s own external auditor, James Edwards, an accountant with Arthur Anderson, shows that GAAP does not address the concerns about interaffiliate relations that are the subject of this proceeding. Edwards explained that in reviewing books pursuant to GAAP, auditors review financial data on a consolidated basis. They do not address allocations between or among affiliates:

Consolidated financial statements are meant to report the financial position and results of operations of a reporting entity that comprises a parent and its consolidated subsidiaries essentially as if all of their assets, liabilities, and activities were held, incurred, and conducted by a single entity.

Edwards Direct at 11.

90.                                 Elaborating on this distinction, Staff witness McClanahan stated that:

cross-subsidy issues between regulated and nonregulated subsidiaries, such as assignments of assets or liabilities that may be to the detriment of the utility subsidiary, are of little or no concern to a holding company’s external auditors. However, these cross-subsidy issues are very much a concern to public utility commissions.

McClanahan Direct at 7.

91.                                 Similarly, WRI’s argument that it is, or will be, subject to sufficient “corporate governance” requirements is not responsive. WRI contends that, in light of failures at Enron, WorldCom, and elsewhere “corporate governance” requirements are now imposed by statute and, therefore, WRI is already required to comply with “corporate governance” protocol. WRI Reply Brief at 42-44. However, the new corporate governance requirements WRI refers to do not address the special circumstances of regulated utilities that diversify into nonutility business ventures.

ii.                                     The Requirement that WRI Electric Operations be Placed in a Separate Subsidiary or Subsidiaries Will Improve the Ability to Detect the Use of Electric Utility Operations to Further Nonutility Activities.

92.                                 The separation of the jurisdictional utility operations into their own subsidiary or subsidiaries will substantially improve the Commission's ability to oversee transactions between utility and nonutility operations. With the electric utilities in their own subsidiaries, better and more timely monitoring of dealings between regulated utility and nonutility activities should be available because: (1) cash flow analyses for the regulated electric utility activities, which WRI presently states is impossible or difficult to provide for its electric businesses, would be routinely and readily forthcoming; (2) the relationship between utility operations and debt issuances will be clearer because electric subsidiaries may seek authority to issue debt directly; (3) the Commission will be able to monitor how cash transactions are recorded for accounting purposes between the electric affiliates and the holding company; and (4) the Commission will be better able to monitor operating expenses and capital investments related to activities serving utility and nonutility activities.

93.                                 WRI argues that it cannot prepare and file periodic financial statements for the electric businesses showing cash flow, income and financial position because the electric business is not a separate legal entity. WRI states that in order to produce separate income and balance sheets for Westar Industries and WRI’s electric utility businesses, “it would require certain assumptions concerning what assets comprise the electric utility business and what percent debt and interest expense should be allocated to which business at a particular point in time.” WRI Initial Brief at 64. In addition, WRI argues it is not possible “to trace the money” for purposes of determining cash flow statements separately for Westar Industries and WRI’s electric business. Id. at 66. As discussed above in Part III of this decision, WRI’s arguments are not credible. However, if WRI lacks the skills or resources to compile such reports because of its present corporate structure, the corporate restructuring required by this Order will enable them to compile such reports with the skills and resources now available. WRI's witness Geist admitted that such reports would be helpful and useful to the Commission. Geist, Tr. Vol. 2 at 435.

94.                                 The improved quality and availability of monitoring data means that better information will be available to those with responsibility for regulating the utility and that information is more likely to be available before damage to the utility occurs. The increased monitoring should, in turn, deter WRI management from continued efforts to use electric operations to prefer or subsidize nonutility ventures, and provide management with incentive to focus on the electric business. Finally, time and resources now devoted to overseeing WRI’s continuing difficulties will be available (to the Commission and WRI management) for more productive tasks, such as achieving excellence in all aspects of utility service.

D.                                    Directive and Guidance on the Restructuring Plans

95.                                 Within 90 days from the date of this Order, the Commission directs WRI to provide a plan to separate the jurisdictional electric utility business currently operating as a division of WRI into a subsidiary corporation of WRI. In connection with the filing of this plan, WRI shall file testimony which covers, at least the following issues:

1.                                       the description of the process or procedure for the corporate restructuring, including the basis and results of the allocations of WRI’s assets and liabilities to the electric utility subsidiary or subsidiaries and description of the accounting entries necessary to implement the process or procedure;

2.                                       a statement, with documented and analytical support, as to whether the restructuring described here is consistent with WRI's present indenture agreements, and, where not consistent, what actions WRI would have to take to obtain necessary amendments to the debt indenture agreements to proceed with the restructuring; and

3.                                       a statement explaining how the corporate restructuring plan is consistent with the principles outlined in this Order and in the July 20, 2001 Order.

96.                                 Any party may file comments or responsive testimony to WRI’s testimony concerning its corporate restructuring plan and proposed CAM required by this Order. The Commission will determine whether a hearing and further argument is necessary upon review of the prefiled testimony.

97.                                 The Commission understands that Sections 9 and 10 of the Public Utility Holding Company Act, 15 U.S.C. §§ 79i and 79j, will require WRI to obtain approval from the U.S. Securities and Exchange Commission (SEC) before creating the new utility subsidiary. The Commission knows of no legal reason why SEC approval of the transaction should not occur, and directs WRI to provide to this Commission, along with its plan, a draft application to the SEC. WRI's plan shall describe the steps and provisions WRI is taking to meet these requirements.

E.                                      WRI Shall Reduce Debt By Employing Measures Shown By the Record to Be Appropriate.

1.                                      WRI Must Undertake Requisite Debt Reduction Measures, The Mix of Which the Commission Will Leave to WRI Discretion, Initially.

98.                                 By itself, separation of all WRI's utility businesses into an electric subsidiary or subsidiaries, along with the debt secured by those utility assets, will not eliminate fully the problems now plaguing the utility, because WRI's consolidated debt will remain excessive relative to its equity. Although much of WRI’s consolidated debt will not be housed in the electric subsidiary or subsidiaries, the excess debt which today exists in WRI and which will remain, after the transfer, at the WRI level, still will affect the utility subsidiaries adversely. For example, lenders may raise the cost of debt to the electric subsidiary or subsidiaries because lenders will be concerned that debt-heavy WRI might draw funds from the electric subsidiary or subsidiaries. See, e.g., Dunn Direct at 11-12. Similarly, the cost of equity to WRI will increase because the imbalance increases the financial risk for an equity investment in WRI, and thus equity holders’ investment value will be diminished. Because WRI will be the source of equity for the electric subsidiary or subsidiaries (the electric subsidiary or subsidiaries do not raise equity on their own), the effect is to raise the cost of equity to the electric subsidiary or subsidiaries. While the Commission, in a rate case, may declare that excessive costs for debt and equity, arising from nonutility causes, are not recoverable in utility rates, such nonrecovery may increase financial distress. The risk is that of a vicious circle, whereby the ratemaking actions taken by the Commission to protect the utility customers from WRI's financial troubles increase those troubles, and also increase the likelihood that the customers will bear the cost of those troubles. To avoid the ratemaking dilemma, therefore, the public interest requires that the

Commission order WRI to reduce its consolidated debt while also transferring its utility business to a subsidiary.

99.                                 The Commission is issuing these two directives — to reduce debt and to separate all of the utility businesses into a subsidiary—to WRI, because WRI is a public utility subject to the Commission's jurisdiction, and because WRI has the excess debt which endangers that public utility. The two directives are linked: the utility business must be separated so that it no longer is subject to the debt misallocations of the past, and WRI must reduce its debt so that the dangers caused by the past decisions do not harm the utility's future. WRI, the entity subject to the Commission’s jurisdiction, must take both actions. It is true that after WRI transfers its utility business to a subsidiary, WRI itself will not itself operate a public utility business. It is also true that the transfer of the public utility operations may occur before WRI has carried out the debt reduction actions required by the Commission. But because the Commission is imposing the two obligations today, on WRI in its capacity as a public utility, WRI cannot avoid its debt-reduction obligations by transferring its utility operations.

100.                           The record shows that WRI has a number of alternatives, which, in combination, should provide for the elimination of excess consolidated debt and the restoration of WRI to the investment grade credit rating to which its ratepayers are entitled. WRI urges, Reply Brief at Part III that its management should be permitted discretion to devise the appropriate mix of debt-reducing actions. The Commission will allow management to select the mix, subject to Commission review, so as to assure a combination of actions that is consistent with the principles and prohibitions in this Order and that will have the necessary debt-reducing effect within a reasonable amount of time. In doing so, however, WRI may not propose a form of the “rights offering” — which the Commission has rejected twice — because of the risk such a transaction imposes on regulated utility activities. Moreover, the Commission's willingness to allow management to make the initial proposal, as opposed to the Commission mandating some mix of debt-reduction actions, depends on the Commission being assured, through WRI's words and actions, that there is no further conflict between the needs of the utility operations and WRI's nonutility business goals. As stated above, management is not entitled to discretion where it has the opportunity and incentive to use that discretion in a manner not consistent with the public interest.

101.                           Because of the dangers posed by WRI’s consolidated debt, the Commission will require WRI to provide quarterly status reports beginning with the quarter ending December 31, 2002, describing the progress achieved to reduce WRI’s consolidated debt. Staff shall actively monitor and review WRI’s status reports.

2.                                     WRI’s Debt Reduction Measures Shall Consider and Implement those Measures Shown By the Record to Be Appropriate.

102.                           The record shows that the following are measures that provide feasible alternatives for the needed WRI debt reduction package. These measures must be among those considered and, with respect to the cash flow alternative discussed below, must be implemented by WRI. This obligation to consider means that if WRI rejects a particular measure, it must explain why, in the form of expert testimony.

Cash Flow.  As stated herein, Staff witness Proctor demonstrated that debt can be reduced by $100 million per year from cash flow. Staff Exhibit No. JMP-17. The Commission therefore requires this debt reduction method to be employed. Specifically, WRI shall first reduce the debt assigned to the newly created electric subsidiary or subsidiaries.

Issuance of WRI Stock.  The record shows that WRI can issue more shares of WRI stock to reduce consolidated debt. Proctor testified that WRI can raise funds for the purposes of reducing debt most expeditiously by issuing additional shares of WRI stock. WRI’s opposition to the proposed sale of WRI stock to reduce debt is the claim that a sale of too large a volume will have negative effects on WRI’s stock price. However, Staff did not propose, and the record here does not require, that the entirety of the debt reduction be made by sale of WRI shares.(6) The Commission agrees with Staff witness Proctor that an issuance of WRI common stock should be considered to generate proceeds to decrease WRI’s consolidated debt. Staff’s argument is persuasive that WRI’s stock price increases when proceeds from the issuance of WRI common stock are used to decrease consolidated debt, and thus, decrease the current negative effect of financial distress and excessive interest expense payments on WRI’s current stock price. Proctor Direct at 59-64, and Errata Filing. See also Staff’s Reply Brief at 4. Therefore, WRI must consider the issuance of WRI stock among the alternatives.

(6)                                  WRI, Initial Brief at 54, states that the sale of 81.4 million shares of its stock would not be practical. However, Staff used an 81.4 million figure merely to illustrate the effect of a stock sale; Staff did not advocate a sale in that amount. Rather, Staff witness Proctor testified that any WRI stock sale should be based on the “optimal combination of the issuance of WRI’s common stock and the sale of part, or all, of WRI’s investments in Protection One, Inc. and ONEOK, Inc.” Proctor Direct at 5; see also Staff Reply Brief at 4.

Sale of ONEOK stock.  The record shows that the sale of some or all of WRI’s investment in ONEOK stock is an alternative for debt reduction. Westar Industries currently owns approximately 44.5 percent of ONEOK’s stock, consisting of 7.8 percent of the ONEOK common stock and the balance in the form of convertible preferred stock. WRI Initial Brief at 8. WRI states that under a shareholder agreement between WRI and ONEOK, ONEOK or its designee has the right to purchase the stock owned by WRI at a cash sales price that is 98.5 percent of the average of the closing price of the ONEOK stock for the 20 trading days preceding the day on which the sale notice is delivered.

103.                           WRI’s Initial Brief acknowledges that the sale of ONEOK stock is among the alternatives that should be pursued. WRI states that it intends to pursue ONEOK stock sale. WRI Reply Brief at 29-31. Thus, WRI states:

Westar Industries currently plans to sell outright, or sell an option to purchase, all or a portion of the ONEOK stock it owns in privately negotiated transactions or sales into the public market. Under the Shareholder Agreement applicable. . . Westar Industries is now free to pursue a sale of the stock and is free of certain restrictions (including percentage limitations on sales contained in that agreement).

WRI Reply Brief at 31-32.

104.                           WRI explains that the Shareholder Agreement allows WRI until September 30, 2003, to complete the sale of the stock. WRI Reply Brief at 32. In sum, the record shows that the sale of ONEOK stock provides a reasonable alternative for substantial consolidated debt reduction and, therefore, WRI should pursue this among the alternatives it will consider and employ to reduce its consolidated debt.

Dividend Reductions.  Staff and Intervenors (Proctor Direct at 61; Hill Direct at 24; and Dittmer Direct at 10) point out that WRI may also decrease dividends to reduce debt. WRI Initial Brief at 33, citing K.S.A. 66-1214, states that the Commission may prohibit dividends only following a hearing and requisite determination. The Commission in this Order does not prohibit WRI from making any payment of dividends; however, the Commission does direct WRI to consider the reduction or elimination (for some period) of dividends among the alternatives for a debt reduction package. If WRI does not consider or implement this measure, then WRI should include in its status report the explanation as to why it has not done so and why the Commission should not initiate a proceeding to require the electric subsidiary or subsidiaries to do so.

Sale of Protection One stock.  The record shows that the sale of some or all of WRI’s Protection One stock can play a significant role in the reduction of WRI’s consolidated debt, especially in combination with the sale of ONEOK stock. Several witnesses explained that the sale of Protection One should be considered as part of a package with the sale of ONEOK stock. Proctor Direct at 5; Dunn Direct at 46. WRI states that the sale of Protection One is not presently desirable for a variety of reasons, including the positive outlook for Protection One. WRI Initial Brief at 30-31. WRI's arguments do not provide an adequate basis for permitting WRI to exclude consideration of a sale of Protection One stock as part of the debt reduction mix. In WRI’s current financial circumstances, the question is not whether Protection One might conceivably be an attractive investment for the future; but rather, given WRI’s need to reduce its debt promptly, whether the sale of part or all of Protection One is preferable to other debt reduction alternatives. To accept WRI's argument would be to accept WRI's premise: that in establishing priorities within the corporate family, favor is given to the nonutility businesses before the utility businesses. If this Order could be boiled down to one sentence, it would be a sentence rejecting that premise. WRI shall show that its proposed debt reduction steps include consideration of the relative costs and benefits of the sale of part or all of Protection One stock.

V.                                    WRI Shall Refrain from Any Action that Results, Directly or Indirectly, in its Electric Utilities Subsidizing Nonutility Business Activities.

A.                                    Initiation of Additional Proceedings to Determine Standards and Guidelines for Affiliate Relations within the WRI Corporate Family.

105.                           The corporate restructuring of WRI leaves WRI still holding a combination of utility businesses, and nonutilty businesses and investments. WRI's joint control of these two types of business still leaves in place the risk that the utility businesses can bear risks and costs associated with the nonutility businesses. The financial and corporate restructuring discussed above therefore must be accompanied with appropriate guidelines for affiliate transactions and nonutility investments, to prevent subsidies flowing from WRI’s utility business to nonutility businesses and investments that could increase electric utility rates or harm the utility’s capital structure. Even with the benefits of financial and corporate restructuring required earlier in this order, there is still a need to provide better guidelines for and reporting of affiliate transactions, so that transactions that implicate or affect the regulated utility business operations meet the public interest test. WRI has argued that the Commission adopt such requirements only after a generic rulemaking procedure that applies to all jurisdictional utilities.

106.                           Up to this point, this Order has focused on two goals: (1) removing immediate harms or threats of harm; and (2) creating protections from additional harm. This Order sought to achieve the first goal by (a) rejecting WRI's proposed plan, which would make permanent the misallocation of debt and assets between the utility and nonutility businesses; and (b) requiring WRI to reverse those interaffiliate transactions that unjustly enriched Westar Industries’ equity. This Order sought to achieve the second goal by requiring WRI to move its electric business to a subsidiary, so that, in the future, financing associated with nonutility businesses would not be incurred, backed or guaranteed by the utility business.

107.                           These general requirements along with the new CAM and financial reporting requirements, if implemented expeditiously and conscientiously, should shield the utility businesses from the financial harm arising from past WRI actions described in this Order and put the WRI corporate family on a path to financial stability. However, standing alone, these changes do not guarantee that cross-subsidy problems will not recur.

108.                           As explained in Part IV(C) of this Order, the Commission’s concern that WRI’s electric utility business has been used to subsidize nonutility businesses is not adequately addressed by external audits applying GAAP or the SEC filing requirements. Where utilities are part of a holding company, external auditors are primarily concerned with ensuring that consolidated financial statements are presented fairly and in adherence to GAAP. Therefore, cross-subsidy issues between utility and nonutility subsidiaries, such as assignments of assets or liabilities that may be to the detriment of the utility subsidiary, are of little or no concern to a holding company’s external auditors. However, the Commission is greatly concerned with one segment of the holding company, the regulated utility operations. The cross-subsidy issues are very much a concern to the Commission, especially, where the record demonstrates that WRI has acted on incentives to enrich Westar Industries and its nonutility businesses and investments at the expense of WRI’s electric utility operations.

109.                           To protect the electric utility operations, the Commission must determine, for example, the types and amount of nonutility investment with which the public utility can be associated; the corporate structure relationship between the utility and the nonutility business; and the types of regulatory rules and monitoring which should apply to the relationship between WRI’s utility operations and its nonutility investments. The Commission will not make or impose final standards or guidelines governing affiliate relations within the WRI corporate family on the present record. Although some witnesses offered suggestions for the proper relationship between the utility and nonutility businesses, the main focus of this proceeding has been on WRI's present problems and the various plans for resolving those financial problems. The record has not been developed sufficiently for the Commission, assisted by the parties, to fashion a full policy for WRI to govern the affiliate relations between the electric subsidiary or subsidiaries required by this Order and other WRI affiliates. Accordingly, the Commission will institute a new phase to this proceeding, which will fully address this problem. In this proceeding, the parties shall address at least the questions set forth in Appendix A. Within 30 days of this order, parties shall submit to the Commission additional questions they believe should be considered. Shortly thereafter, the Commission will issue an order setting forth the final question list and a schedule for submissions.

110.                           While a generic rulemaking is one way to govern affiliate relations, it is not statutorily required, particularly, when there is a record replete with company-specific justification. The record in this case confirms that WRI presents such unique circumstances. The public interest requires the Commission to call upon this agency’s specialized expertise in utility matters to craft appropriate guidelines and standards for affiliate relations within the WRI corporate family. While the actions the Commission directs here are subject to further review and revision in connection with any generic proceeding the Commission might initiate later, the record mandates the Commission act immediately to address the acute problems related to WRI's affiliated relations.

B.                                    Interim Standstill Protections

111.                           The Commission must also address a remaining problem that has the potential to completely frustrate the policy objectives of this Order. During the pendency of this investigation, WRI may take further actions which increase risk to utility customers, misallocate debt and assets within the WRI corporate family or engage in interaffiliate on terms that disfavor the utility. Such actions by WRI would raise questions as to their consistency with the utility's statutory obligations to provide sufficient and efficient service and make the Commission’s investigation unnecessarily difficult. The Commission cannot successfully regulate a moving target. The Commission cannot establish proper parameters on the relationships between the utility and the nonutility businesses if WRI is simultaneously creating or modifying those relationships. The Commission therefore will establish for this interim period standstill protections to require WRI to refrain from any action that results, directly or indirectly, in its electric utilities subsidizing nonutility business activities. These activities would include, but not limited to those described below.

112.                           These standstill protections shall be effective immediately upon issuance of this Order, and will remain in effect for an interim period ending when the Commission adopts final guidelines and standards pursuant to the new phase of the proceeding described in Appendix A. At some point during this interim period, WRI's corporate structure will change, due to the requirement, discussed in Part IV of this Order, that WRI move its KPL utility division to a subsidiary. As explained further below, the entity or entities to which these protections apply vary, depending on whether the utility business has moved from WRI to a subsidiary.

113.                           For purposes of these protections, “nonutility affiliates” of WRI include Westar Industries or any subsidiary thereof, and “KPLCo” refers to the subsidiary of WRI that is the transferee of WRI’s KPL utility business pursuant to the requirement of Part IV of this Order, and to any subsidiary of WRI that holds the stock of KPLCo.

Interaffiliate loans, investments and other cash transfers.  WRI and KG&E shall seek Commission approval before making any loan to, investment in or transfer of cash to a nonutility affiliate of WRI from either WRI or KG&E, where the value of such transaction equals or exceeds $100,000. After the transfer of the KPL utility business from WRI to KPLCo, this requirement shall apply to both WRI and KPLCo. This requirement applies to WRI and KG&E before KPLCo comes into being, and to KPLCo and KG&E after KPLCo comes into being, so that utility resources are not inappropriately diverted to nonutility businesses. This requirement applies to WRI after KPLCo comes into being because, even though WRI at that time would not itself be a utility, its financial status could be weakened by such loans, investments and cash transfers; such weakening could raise the cost of capital for the utility subsidiary, as explained elsewhere in this order.

Interaffiliate agreements.  WRI and KG&E shall seek Commission approval before either WRI or KG&E enter into any interaffiliate agreement with any WRI nonutility affiliate, where the value of goods or services exchanged exceeds $100,000. After the transfer of the KPL utility business from WRI to KPLCo, this requirement shall apply to WRI, KG&E and KPLCo. The rationale for this requirement is the same as that expressed in the final two sentences of the preceding paragraph concerning interaffiliate loans, investments and other cash transfers.

New investment in nonutility businesses.  WRI and KG&E shall seek Commission approval before WRI or any affiliate thereof invests more than $100,000 in an existing or new nonutility business. After the transfer of KPL utility business from WRI to KPLCo, this requirement shall apply to WRI, KG&E and KPLCo. The rationale for this requirement is the same as that expressed in the paragraph above concerning interaffiliate loans, investments and other cash transfers.

Interest on interaffiliate loans.  The outstanding balance of any existing or future interaffiliate loans, receivables or other cash advances due WRI or KG&E from any WRI nonutility affiliate shall accrue interest payable to WRI or KG&E from that debtor at an interest rate equal to the incremental cost of debt of the nonutility affiliate that is the borrower. For purposes of the preceding sentence, the incremental cost of debt is the cost of debt such nonutility affiliate would incur if it borrowed money, contemporaneously, from a nonaffiliate lender at terms and conditions comparable to those in the loan agreement between WRI and the borrowing nonutility affiliate. After the transfer of the KPL utility business from WRI to KPLCo, this requirement shall apply to WRI, KG&E and KPLCo. The rationale for this requirement is the same as that expressed in the final two sentences of the paragraph above concerning interaffiliate loans, investments and other cash transfers.

Interaffiliate asset transfers.  WRI and KG&E shall not transfer or cause to be transferred, any non-cash assets, including intangible assets or intellectual property, of WRI or KG&E to Westar Industries or any WRI nonutility affiliate without Commission approval. After the transfer of the KPL utility business from WRI to KPLCo, this requirement shall apply to KG&E and KPLCo only. This requirement applies to WRI before KPLCo comes into being, and to KPLCo after KPLCo comes into being, so that utility resources are not inappropriately diverted to nonutility businesses.

Issuance of debt.  WRI and KG&E shall obtain Commission approval before the issuance of any debt. After the transfer of the KPL utility business from WRI to KPLCo, this requirement shall apply to WRI, KG&E and KPLCo. The rationale for this requirement is the same as that expressed in the final two sentences of the paragraph above concerning interaffiliate loans, investments and other cash transfers.

Sale of ONEOK.  If Westar Industries sells any portion of its investment in ONEOK, the requirements of Order No. 45, issued in this docket on July 9, 2002, shall apply.

114.                           The Commission's statutory authority, as described in Part III above, allows the Commission to govern affiliate relations within the WRI corporate family in the manner set forth in these interim standstill protections. The public utility enjoys a monopoly status which protects it from competition. That status is a privilege, not a right. While there are rights associated with the status, such as statutory and constitutional rights to reasonable rates and to procedural due process, there is not a right to the monopoly role permanently. Nor is there a right to engage in, or to affiliate with a company that engages in, nonutility businesses which, by virtue of their type, size or actions, pose a substantial risk of harm to the utility or its customers. There is no right in the utility to act as a financier or guarantor or risk-bearer of nonutility businesses, as a trainer of future employees of or a procurer of headquarters space for a nonutility business. There is instead an obligation in the utility to refrain from activities and associations that render the utility unable to carry out its statutory obligations. These interim standstill protections assure that the utility complies with this obligation.

VI.                                CONCLUSION

115.                           A utility's statutory responsibility to the public requires focus on the utility's core obligation of servicing the public. A public utility must provide sufficient and efficient service. This means that the utility has an on-going responsibility to achieve efficiencies and remove inefficiencies. The utility must be alert to the best practices of similarly situated electric utilities and make best efforts to adopt those practices. In a competitive market, a company that does not achieve best practices loses customers to companies that do. A utility may not rely on its monopoly position to escape this type of accountability. To do so is not consistent with efficient and sufficient service.

116.                           The facts of this case demonstrate that nonutility investments have distracted WRI management from the core obligation of servicing monopoly customers. Further, senior management lacked knowledge or understanding of the company’s important internal policies and have demonstrated an inability to work with Kansas customers, Kansas communities, creditors and regulators.

117.                           WRI has argued that electricity service has not failed yet, but this argument misses the point. By virtue of a grant from the state, a utility has the special privilege of providing an essential service to Kansas customers; in return for such a privilege, a utility must offer more than a promise that its service will not fail. A standard of mere non-failure would leave management free to channel surplus time and talent to matters other than providing efficiency and excellence in utility service. The premise of a natural monopoly, and the regulatory system that supports it, is that a single company will operate more efficiently as a monopoly than as a competitor. But this premise carries a risk: that the freedom from competition will cause management to take its monopoly responsibilities for granted. In this case, management has treated the monopoly business less as an obligation to maximize efficiencies, and more as a device to create value for nonutility investments. That is what has happened here.

118.                           WRI's argument that electricity service has not failed also ignores the distinct detriment of the company's nonutility investment in terms of the use of resources. So many individuals—Commissioners, Staff and its consultants, the parties, their lawyers and their consultants; and WRI personnel—have been forced to spend significant portions of their resources, and derivatively the resources of Kansas citizens, engaged not in the productive endeavor of improving service for utility customers but in addressing problems related to WRI's nonutility activities. This waste has occurred not because of the Commission's policies but because of WRI's behavior.

119.                           This Order has removed the immediate opportunities, created by WRI, to use the utility businesses to benefit the nonutility business. The Commission has also initiated a process by which the Commission will determine an appropriate relationship between WRI's utility business and its nonutility businesses. However, Staff and intervening parties have requested a management investigation to focus on management’s ability to address the problems the utility businesses find themselves in. While the record supports fully and completely a management investigation, the Commission declines to do so at this time. The Commission hopes that as result of this Order, the management will focus less on nonutility businesses and more on bringing innovation and excellence to the utility business. The Commission notes that the utility’s infrastructure continues to provide electric service to over 600,000 customers and remains a stable source of revenue for the company. However, the Commission reserves the option to initiate a management investigation if and as warranted by subsequent events or information.

IT IS THEREFORE, BY THE COMMISSION ORDERED THAT:

(A)                              The foregoing statements, discussion and analysis are hereby adopted as findings and conclusions of the Commission.

(B)                                The Commission rejects WRI’s Financial Plan, as amended.

(C)                                WRI is directed to initiate corporate restructuring in accordance with the parameters provided above and to submit a corporate restructuring plan for Commission approval along with new CAM procedures for the electric subsidiary or subsidiaries required by this Order within 90 days from the date of this Order.

(D)                               WRI is further directed to reverse the accounting transactions described herein and to comply with the reporting requirements and

(E)                                 The prohibitions as set forth in the July 20, 2001 Order at Ordering Clauses (B), (C) and (D) shall remain in full force and effect until further order of the Commission.

(F)                                 WRI shall take immediate action to reduce the excessive consolidated debt consistent with the principles discussed herein and shall provide the Commission reports addressing consolidated debt reduction on a quarterly basis beginning with the quarter ending December 31, 2002.

(G)                                WRI shall not take any action that results, directly or indirectly, in its regulated electric public utilities subsidizing unregulated business activities and shall abide by the interim standstill protections established herein,

(H)                               The Commission directs the investigation to consider standards and guidelines to govern affiliate relations within the WRI corporate family. The parties shall file comments on the list of questions set forth in Appendix A, within 30 days from the date of this Order.

(I)                                    This Order will be served United States mail to all of the parties in this docket. A party may file a Petition for Reconsideration of this Order within fifteen (15) days, plus three (3) days for service by mail, of the date of this Order.

(J)                                   The Commission has jurisdiction over the subject matter and the parties pursuant to K.S.A. 66-101 el seq. that jurisdiction is continuing over the subject matter and parties for the purpose of entering such further orders as it may deem necessary.

BY THE COMMISSION IT IS SO ORDERED.		ORDER MAILED

Wine, Chro; Claus, Com.; Moline, Com.		Nov 08 2002

Dated:	Nov 08 2002	/s/ Jeffrey S. Wagaman
Jeffrey S. Wagaman
Executive Director

Appendix A

Investigation of Utility Affiliation With Non-Utility Businesses

Rationale for the Investigation

The corporate restructuring of WRI leaves WRI still holding a combination of regulated utility businesses, and unregulated businesses and investments. The joint control of these two types of business still leaves in place the risk that the utility businesses will bear risks and costs associated with the nonutility businesses.  (1) The financial and corporate restructuring discussed in Order 51 therefore must be accompanied by appropriate guidelines for the amount and type of nonutility businesses with which the utility businesses may be affiliated, as well as the type of affiliate transactions they may engage in.

(1)                                  The equity component of the utility’s capital structure can be harmed or impaired even though inappropriately but incurred costs are excluded from rates. That is, if costs incurred by the regulated electric business are not included in rates, the revenue shortfall will decrease the common equity in the capital structure.

Questions for the Investigation

The Commission expects its investigation to cover the questions set forth below, among others. Within 30 days of this order, parties shall submit to the Commission additional questions they believe should be considered. Shortly thereafter, the Commission will issue an order setting forth the final question list and a schedule for submissions.

The questions cover five topics: (a) new nonutility investment, (b) interaffiliate agreements, (c) issuances of debt, (d) ownership of WRI stock and (e) reports.

I.                                         New Nonutility Investment

A.                                   Type and Amount of Investment

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1.                                       Should the Commission limit the dollar amount of investment in nonutility businesses, and types of such businesses, with which the utility business may be affiliated?

2.                                       What quantity limits should exist? (e.g., percentage of the value of utility assets, percentage of value of all affiliated assets, percentage of retained earnings in the utility or in the entire corporate family).

3.                                       What type-of-business limits should exist? (e.g., energy-related vs. non-energy related, domestic vs. foreign, industries in which management has proven success)

B.                                     Notification and Approval of Investment Plans

1.                                       Should the Commission require WRI to seek Commission approval for —

a.                                       any new or expanded lines of nonutility business or investment ventures entered into by WRI or any of WRI's affiliates or

b.                                      any change or transfer of rights, obligations, or assets between or among the regulated electric subsidiaries, WRI and any of WRI's affiliates?

2.                                       Should there be a de minimis or safe harbor exception from Commission review and approval for certain amounts or types of investment?

3.                                       What criteria should the Commission apply in reviewing such investments?

4.                                       As an alternative to advance approval, is it sufficient for the Commission to place no limits on investment but to require after-the-fact notice of such investments?

II.                                     Interaffiliate Agreements

A.                                   In General

1.                                       Should the Commission require that any agreements between WRI and any of WRI's subsidiaries or affiliates be filed with the Commission for review and approval prior to their implementation?

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2.                                       Should there be a de minimis or safe harbor exception from Commission review and approval?

B.                                     Loans from the Utility Business to Other Affiliates

1.                                       With respect to loans from the utility business to other affiliates, should the Commission —

a.                                       prohibit them

b.                                      allow them up to a certain amount

c.                                       allow them only for certain purposes

d.                                      allow them subject to certain advance approvals

e.                                       allow them subject to certain reporting requirements, such as reporting —

(1)                                  the date of the transfer, the amount of the transfer, the maturity date, if any, of the transfer, and the interest earning rate on the transfer

(2)                                  the security provided

(3)                                  daily balances of borrowings for each individual borrowing

(4)                                  the duties and responsibilities of each cash transfer participant

(5)                                  the methods of calculating interest

(6)                                  the purpose of the loan and any restrictions on the borrower's use of the proceeds

2.                                       How should the foregoing concepts be applied where the lender is not the utility but instead is the holding company (i.e., when KPL becomes a subsidiary of the holding company)?

C.                                     Interaffiliate Transfers of Cash and other Assets

1.                                       The cost allocation manual and reporting requirements described in Part IV of the Order should provide the Commission with some information concerning interaffiliate accounting practices. In light of WRI's history of improper use of utility resources to support

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nonutility ventures, there is a further need for standards regarding interaffiliate transactions. Examples of standards, on which the parties can comment, appear below.

2.                                       Dividends

a.                                       As explained in Part IV of the Order, WRI has attributed excess debt to its utility business. Even after the KPL utility business is moved from WRI to a subsidiary, the level of debt secured by utility assets will be of such magnitude that the electric utility subsidiary or subsidiaries, at least initially, may hold debt which should be the responsibility of WRI's nonutility businesses. The Commission therefore has ordered that WRI expeditiously pay down utility-secured debt to the level correctly attributable to the regulated electric subsidiaries.

b.                                      This need to pay down debt gives rise to several questions:

(1)                                  Should the Commission prohibit the regulated electric subsidiary or subsidiaries from paying a dividend to WRI, except as determined under particular guidelines? Consider, for example, the following possible guidelines:

(a)                                  When the quarterly dividend is limited:  Limit the quarterly dividend for any quarter in which the combined regulated electric subsidiaries' common equity percentage for the previous quarter-ending balance sheet is less than 45 percent of total capital. (For purposes of determining this limitation, total capital would be the sum of common equity, preferred equity, long-term debt, quarterly income preferred securities, and current maturities of long-term debt and short-term debt.)

Should an exception to this type of limitation be available when the total consolidated debt level of the regulated electric subsidiaries for the immediately previous quarter-ending balance sheet falls below $1.5 billion or some other amount?

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(b)                                 Maximum dividend when limited:  During quarters in which cash transfers from the regulated electric subsidiaries to WRI in the form of a dividend is limited pursuant to criteria set forth above, should the maximum cash transfers to WRI in the form of a dividend be limited to a percentage, such as 85 percent of the cash dividend payable to WRI's common equity shareholders?

(2)                                  What facts exist to support the findings required by K.S.A. 66-1214 (relating to Commission-imposed restrictions on dividends)?

3.                                       Cash Transfers Other Than Dividends

a.                                       Given WRI's history of using the cash flow of the electric utility to support nonutility businesses, is it necessary to consider limits on the transfer of cash to WRI, or to any affiliate of WRI?

b.                                      Should the Commission limit the frequency or quantity of such transfers?

c.                                       For example, should the Commission require that a prerequisite to any loan by the electric business be that WRI shall maintain a minimum common equity percentage of, say, 30 percent of total capital in WRI's consolidated capital structure and WRI must maintain investment grade credit ratings?

d.                                      Should the Commission require advance notice and approval of such transfers?

e.                                       Should the Commission require that any such transfer be recorded as a loan or receivable payable to the regulated electric subsidiary or subsidiaries, and be supported by contract documents obligating the nonutility?

4.                                       Interest

a.                                       Should the Commission require that the outstanding balance of loans from the regulated electric subsidiaries to either WRI, or to any WRI affiliate, accrue interest payable to the regulated electric subsidiary from the debtor at an interest rate equal to the nonutility's incremental cost of

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debt, comparable to what the borrower would pay to an unaffiliated lender?

5.                                       Asset Transfers

a.                                       What conditions should the Commission place on asset transfers from the utility business to other affiliates?

b.                                      For example, should the Commission require

(1)                                  advance approvals of asset transfers exceeding a particular dollar value?

(2)                                  demonstrations that the price of the transfer meets some standard, such as the higher of market or book cost?

c.                                       What types of assets should be subject to these or other requirements?

III.                                 Issuances of Debt

A.                                   Should the Commission require advance approval before debt issuances (a) by the utility subsidiaries, (b) by the chief holding company, or (c) by nonutility affiliates or their holding companies?

B.                                     Should the Commission prohibit, limit or require advance approval of, the pledging of utility resources as security for loans obtained for nonutility purposes?

IV.                                Ownership of WRI stock

Assuming nonutility businesses continue to exist in the WRI corporate family,

1.                                       Should the Commission prohibit ownership by them or by Westar Industries, of stock in WRI?

2.                                       Should the Commission direct how they are held, whether they be owned by WRI directly or through an intermediate holding company like Westar Industries?

V.                                    Reports

A.                                   Affiliate Descriptions

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Should the Commission require WRI to provide the Commission, annually, an explanation and description of all affiliates, their relationship to each other and to the regulated electric subsidiaries, the types of business in which they are involved, and a listing of their exact names and home office addresses?

B.                                     Organization Charts

2.                                       Should the Commission require WRI to maintain and file organizational charts with the Commission periodically?

3.                                       Should these charts include:

a.                                       WRI, the regulated electric subsidiaries and WRI's other nonutility businesses;

b.                                      reporting requirements among management of WRI, utility subsidiaries and WRI's other nonutility businesses and;

c.                                       additional information?

C.                                     Affiliate Transactions

1.                                       Should the Commission require WRI to provide the Commission a periodic summary and explanation of any transactions or agreements between regulated electric subsidiaries and WRI or the regulated electric subsidiaries and any of WRI's affiliates?

2.                                       If so, what information should be contained in these reports?

D.                                    Affiliate Financial Statements

1.                                       Should the Commission require WRI to provide the Commission the total market value for each nonutility investment on a periodic basis for which such investment exceeds a market value of some dollar threshold?

2.                                       Should the Commission require WRI to provide the Commission, periodically, the balance sheet and income statement for each of WRI's nonutility affiliates having a book value of assets exceeding some minimum figure?

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